MID-ATLANTIC REALTY TRUST

2001 Annual Report



FUNDS AVAILABLE FOR DISTRIBUTION (FAD) PER SHARE

Year ended December 31, 2001

FAD is defined as Funds from Operations (per NAREIT definition) reduced by non-revenue generating capital expenditures for the period. The presentation of funds available for distribution is not normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, and is not a measure of the ability to pay dividends.

(In thousands except per share data)		*Amount per share*
Funds from operations—diluted	$ 29,352	$1.61
Non-revenue generating capital expenditures [2]	(296)	(0.02)
Funds available for distribution	**$29,056**	**$1.59**

CAPITAL ADDITIONS—2001

In thousands	
Non-revenue generating capital expenditures	$ 296
Acquisitions	10,850
Development Operations	13,438
Improvements for tenants and other	3,068
Total additions to properties—2001	**$27,652**

[2] Non-revenue generating capital expenditures are either costs capitalized that, either now or in the future, will not generate an increase in revenue or capital expenditures unrelated to properties.

CUMULATIVE TOTAL RETURN 12/31/96 TO 12/31/01



$250
200
150
100
50
96
97
98
99
00
01
MART
SNL Enclosed Mall REITs
Small Cap Shopping Center REITs
SNL Outlet Center REITs

FUNDS FROM OPERATIONS (FFO)[1]

In thousands except per share data	***2001***	*2000*	*1999*	*1998*	*1997*
	Years ended December 31,				
FFO—basic	**$ 25,458**	22,948	22,177	21,203	13,757
FFO—diluted	**29,352**	27,150	26,205	25,117	17,513
FFO per share—basic	**1.78**	1.69	1.58	1.49	1.48
FFO per share—diluted	**1.61**	1.49	1.41	1.33	1.23
Weighted average number of shares outstanding—basic	**14,268**	13,539	14,021	14,241	9,309
Weighted average number of shares outstanding—diluted	**18,285**	18,210	18,647	18,955	14,210
Reconciliation of net earnings to FFO—diluted					
Net earnings	**14,359**	12,811	12,751	12,353	6,592
Depreciation and amortization on real estate assets	**11,119**	10,392	9,557	8,813	6,955
(Gains) loss on properties	**(20)**	—	(132)	4	(17)
Extraordinary (gain) loss from early extinguishment of debt	—	(255)	—	33	227
Operating partnership minority interest expense	**3,356**	3,130	2,917	2,707	1,140
Convertible debenture interest expense	**538**	1,072	1,112	1,207	2,616
FFO—diluted	**$ 29,352**	27,150	26,205	25,117	17,513

[1] The Company believes that Funds from Operations (FFO) provides relevant and meaningful information about its operating performance that is necessary, along with net earnings, for an understanding of its operating results. Funds from operations is defined by the National Association of Real Estate Investment Trusts, Inc. (NAREIT) as net earnings (computed in accordance with accounting principles generally accepted in the United States of America), excluding cumulative effects of changes in accounting principles, extraordinary items and gains or losses on sales of properties, plus depreciation and amortization and after adjustments to record unconsolidated partnerships and joint ventures on the same basis. FFO does not represent cash flows from operations as defined by accounting principles generally accepted in the United States of America (GAAP). FFO is not indicative that cash flows are adequate to fund all cash needs and should not be considered as an alternative to cash flows as a measure of liquidity. The Company's FFO may not be comparable to the FFO of other REIT's because they may not use the current NAREIT definition or they may interpret the definition differently.

Headquartered in Baltimore, Maryland, Mid-Atlantic Realty Trust (MART) is a fully integrated, self-administered real estate investment trust. MART owns, acquires, develops, redevelops, leases, and manages primarily neighborhood or community shopping centers throughout the Middle Atlantic region of the United States. As of December 31, 2001, MART owned and operated 43 projects having a gross leasable area of approximately 5.2 million square feet, of which 92 percent was leased. MART also owns approximately 78 acres of undeveloped land in several parcels ranging in size from three to 31 acres. In addition, MART had the following developments in progress as of December 31, 2001: the construction of a Super Fresh (A&P) store adjacent to our Perry Hall shopping center at an estimated cost of $9.6 million; the building of a new 160,000 square foot Lowe's Home Center plus additional retail space at Smoketown Plaza at an estimated cost of $8.3 million; and an executed anchor lease (Giant of Carlisle) for a to-be-built center in Shrewsbury, Pennsylvania.

CONTENTS

FORM 10-K

Years ended December 31,

In thousands except per share data	***2001***	*2000*	*1999*	*1998*	*1997*
Total assets	**$389,564**	371,081	328,571	317,009	298,155
Total mortgages, convertible debentures, construction loans and notes payable	**241,941**	232,963	186,594	166,733	145,661
Revenues	**62,456**	57,585	53,346	49,537	39,152
Earnings:					
Earnings before extraordinary item	**$ 14,359**	12,556	12,751	12,386	6,819
Extraordinary item—early extinguishment of debt	—	255	—	(33)	(227)
Net earnings	**$ 14,359**	12,811	12,751	12,353	6,592
Earnings per share—basic	**$ 0.99**	0.93	0.89	0.85	0.70
Earnings per share—diluted	**$ 0.97**	0.92	0.88	0.84	0.70
Net cash provided by operating activities	**$ 32,660**	26,539	25,153	24,255	16,006
Weighted average number of shares outstanding—basic	**14,268**	13,539	14,021	14,241	9,309
Cash dividends per share	**$ 1.14**	1.09	1.05	1.01	0.97

FINANCIAL HIGHLIGHTS

ONE YEAR CUMULATIVE TOTAL RETURN



$140
130
120
110
100
1ST QUARTER
2ND QUARTER
3RD QUARTER
4TH QUARTER
MART
SNL Enclosed Mall REITs
Small Cap Shopping Center REITs
SNL Outlet Center REITs





LeRoy E. Hoffberger
Chairman of the Board



F. Patrick Hughes
President and Chief Executive Officer

To the shareholders, employees and friends of Mid-Atlantic Realty Trust:

Since its formation as a real estate investment trust, MART's goal has remained constant ... to enhance long-term FFO and shareholder value. MART's strategy to attain this goal ... to purchase, develop, redevelop, lease and manage neighborhood and community shopping centers. We, at MART, believe that a consistent, well executed business plan, coupled with a conservative, judicious utilization of capital, results in both income and wealth creation for MART's owners.

According to *REIT Watch*, a publication of The National Association of Real Estate Investment Trusts (NAREIT), the total return (dividend plus or minus price appreciation) for MART shares was 38.83% and 34.53% for the years ended December 31, 2001 and 2000, respectively. **Most importantly, for each of the five years ended December 31, 2001 and December 31, 2000, the average annual, compounded total return on MART shares was 16.64% and 17.37%, respectively. This performance resulted in MART being ranked #1 among the entire universe of publicly held shopping center REITs for both five-year periods.**

MART benefits from a group of real estate professionals with lengthy and deep experience in the commercial real estate industry. Because of the breadth of talent at MART, it is one of the few REITs capable of ground up real estate development. This capability, in turn, enhances MART's skills at both the redevelopment of its existing centers and the visualization of the future potential (and pitfalls) when evaluating a shopping center acquisition. As retail facilities are brought on line, MART's leasing, management and financial teams enhance value even further by maintaining a high occupancy level at the highest possible rentals with lowest possible costs, while strengthening MART's tenant relationships.

The commercial real estate business is difficult and, at times, is replete with risk. It is the task of MART's trustees, officers and employees to evaluate risk and execute MART's strategy for the benefit of its shareholders.

FUNDS FROM OPERATIONS DILUTED

in millions


$17.5
$25.1
$26.2
$27.2
$29.4
97
98
99
00
01

FFO—DILUTED PER SHARE,
DIVIDENDS PER SHARE, PAYOUT RATIO PERCENTAGE


79%
76%
74%
73%
71%
$1.23
$0.97
$1.33
$1.01
$1.41
$1.05
$1.49
$1.09
$1.61
$1.14
97
98
99
00
01
FFO per share—diluted
Dividends per share

ACTIVITIES THROUGH 2001

Since its initial public offering in 1993, MART has:

1) Acquired 23 commercial properties in the Middle Atlantic Region totaling 2.74 million square feet at a cost approximating $228 million,

2) Developed four new supermarket anchored shopping centers at a cost approximating $45 million,

3) Redeveloped nine shopping centers at a cost approximating $46 million,

4) Divested in excess of $50 million of non-core commercial properties and redeployed the resultant proceeds into MART's core business,

5) Increased diluted FFO per share from $.86 per share to $1.61 per share, a compound increase of 8.1%, and

6) Increased the annual dividend for eight consecutive years from $.84 per share to $1.18 per share, a 40% increase, while the pay-out ratio was reduced from 90% to less than 71% of FFO per share.

RESULTS FOR 2001

FINANCIAL RESULTS

Revenues rose 8.5% to $62.5 million in 2001 versus $57.6 million in 2000, while diluted funds from operations (FFO) grew to $29.4 million from $27.2 million, an increase of 8.1%. The most important benchmark, diluted FFO per share, increased to $1.61 per share from the $1.49 per share posted in 2000, an increase of nearly 8%.

Dividend MART trustees increased the annual dividend from $1.13 to $1.18 per share, payable quarterly.

Operations MART's talented real estate personnel were again, very active. In operating projects, historical levels of leasing were maintained, while rents were increased whenever possible. Operating expenses, net of

WAVERLY WOODS SHOPPING CENTER | HOWARD COUNTY, MARYLAND MART DEVELOPED THIS 99,000 SQUARE FOOT SHOPPING CENTER FOR APPROXIMATELY $11.1 MILLION. ANCHORED BY WEIS MARKETS, THIS RETAIL FACILITY OPENED IN SPRING 2001 AND IS 96% LEASED.



AVERAGE BASE RENTAL PER SQUARE FOOT


$10
8
6
4
2
0
$7.25
$8.72
$9.46
$9.48
$9.68
97
98
99
00
01

REVENUES

in millions


$39.2
$49.5
$53.3
$57.6
$62.5
97
98
99
00
01

tenant recoveries, were actually reduced. Development and redevelopment projects were built within budget, occupied earlier and enjoyed higher than anticipated rental rates.

Acquisition MART acquired Pottstown Plaza, in October 2001. This 162,000 square foot retail shopping center, located in Pottstown, Pennsylvania, is anchored by a 55,000 square foot, high volume Giant (of Carlisle) supermarket and T.J. Maxx. The purchase price was $10.7 million. Already, we are at work on tenant mix and operating expenses.

DEVELOPMENT AND REDEVELOPMENT

- MART completed the development of Security Square Shopping Center, located in western Baltimore County, Maryland. Super Fresh (A&P), the anchor, opened in January with the remainder of tenants and out parcels open by May. This project is 100% leased and cost approximately $11.5 million.

- MART completed the development of Waverly Woods shopping center, a $11.1 million, 99,000 square foot, Weis Market anchored facility in Marriottsville, Howard County, Maryland. The main tenant opened in March. Currently, two small spaces and one out parcel are available but all are in lease negotiation.

- MART began construction of a Super Fresh (A&P) store adjacent to our Perry Hall Square shopping center. This project, estimated to cost $9.6 million will add an additional anchor and retail space to an already strong Baltimore County location.

- MART commenced development work on a Lowe's Home Center at Smoketown Plaza in Northern Virginia. The combination of a land purchase and demolition of 92,000 square feet of existing space will allow us to add this exciting, new 160,000 square foot anchor plus additional retail space. Estimated cost is $8.3 million with anchor opening scheduled for Spring 2003.

- MART has an executed anchor lease (Giant of Carlisle) for a to-be-built center in Shrewsbury, Pennsylvania. Also, we are in lease negotiations with another supermarket chain for land that we control in Delaware and have been selected as the shopping center developer for a planned unit development (PUD) in Frederick, Maryland.

POTTSTOWN PLAZA SHOPPING CENTER | POTTSTOWN, PENNSYLVANIA THIS 162,000 SQUARE FOOT CENTER WAS ACQUIRED IN OCTOBER 2001 FOR $10.7 MILLION. IT IS ANCHORED BY GIANT OF CARLISLE (A ROYAL AHOLD GROCER) AND T.J. MAXX.



TENANT RENTAL REVENUE % BY CATEGORY


GROCERIES/DRUGS
29%
CONSUMER SERVICES
26%
CONSUMER ITEMS
13%
RESTAURANTS/FAST FOOD
9%
DEPARTMENT/DISCOUNT
6%
FURNITURE/HOUSEHOLD
5%
ELECTRONICS
5%
LADIES READY-TO-WEAR
4%
HOBBY/SPORTING GOODS
3%
SHOES/CATALOG/PET
1%

TOTAL OPERATING EXPENSES NET OF TENANT RECOVERIES

in millions


$14
12
10
8
6
4
2
97
98
99
00
01
Recoveries Revenue
Operating Expenses
Total Operating Expenses, net

- At Harford Mall, Sears is under construction in anticipation of a March 23, 2002 opening in the former Wards space. This anchor addition is anticipated to boost rentals and sales at the largest retail center in Harford County, Maryland.

COMMON SHARE OFFERING

On March 6, 2002 MART sold an additional two million common shares of beneficial interest at a price of $15.10 per share. This transaction, which was slated to close on March 12, 2002, provides that the underwriters were granted a 30-day option to purchase up to an additional 300,000 common shares to cover over-allotments, if any. MART will use the proceeds of this share offering to reduce indebtedness.

FINANCE

MART financed in excess of $12 million of new long term, fixed rate debt at a rate of 7.2% and approximately $14.8 million of construction financing. Of these loans, $11 million replaced existing construction indebtedness, which was financed at a variable interest rate based on LIBOR. In addition, MART committed to a permanent mortgage in the amount of $10.7 million. This loan, which closed in January 2002, bears interest at the rate of 7.09% and matures in ten years. MART's total secured debt, as a percentage of estimated asset value, approximates 38% before the March 2002 offering of common shares.

LOOKING FORWARD

Daily, all Americans are barraged with news of a poor retail climate and store closings. Currently, the news is of the bankruptcies of general merchandisers such as Kmart and Ames; Service Merchandise has announced plans for liquidation while other retailers have announced store closings or other forms of economizing. It is impossible for MART to be absolutely immune to this trend. But, as we have pointed out in a prior public communication, MART's troubled retailers, for the most part, either have strong sales and/or attractive, strong locations. However, bankruptcy proceedings typically unfold over a long period of time and, occasionally, produce some surprising results.

BURKE TOWN PLAZA SHOPPING CENTER | BURKE, VIRGINIA THIS 133,000 SQUARE FOOT NORTHERN VIRGINIA SHOPPING CENTER WAS REDEVELOPED IN LATE 2000 BY THE ADDITION OF A SAFEWAY MARKETPLACE, AN EXTENSIVE FACE LIFT AND ADDITIONAL TENANCIES. THIS PROJECT IS 100% LEASED.


SAFEWAY

FIXED RATE MORTGAGES MATURITY SCHEDULE

in millions with interest rates


$40
30
20
10
0
8.63%
8.93%
7.00%
7.95%
7.98%
8.61%
6.84%
7.55%
7.87%
7.05%
02
03
04
05
06
07
08
09
10
11

UPREIT STRUCTURE

This chart depicts the ownership structure of an "umbrella partnership real estate investment trust."


PUBLIC SHAREHOLDERS
MID-ATLANTIC REALTY TRUST (General Partner)
82% of Units by General Partner
LIMITED PARTNERSHIP
(Operating Partnership)
18% of Units by Limited Partners
LIMITED PARTNERS OF THE OPERATING PARTNERSHIP

MART PROPERTIES

MARYLAND

1. Arundel Plaza Shopping Center
2. Clinton Retail Development
3. Club Centre at Pikesville Shopping Center
4. Enchanted Forest Shopping Center
5. Fullerton Plaza Shopping Center
6. Glen Burnie Village Shopping Center
7. Harford Mall and Business Center
8. Ingleside Shopping Center
9. Little Glen Shopping Center
10. Lutherville Station Shopping Center
11. New Town Village Shopping Center
12. North East Station Shopping Center
13. Orchard Square Medical Office
14. Patriots Plaza Shopping Center
15. Perry Hall Shopping Center
16. Radcliffe Shopping Center at Towson
17. Rolling Road Plaza Shopping Center
18. Rosedale Plaza Shopping Center
19. Security Square Shopping Center
20. Shawan Plaza Shopping Center
21. The Shoppes at Easton Shopping Center
22. Southwest Development Business Center
23. Timonium Crossing Shopping Center
24. Timonium Shopping Center
25. Waldorf Retail Development
26. Waverly Woods Shopping Center
27. Wilkens Beltway Plaza Shopping Center
28. York Road Plaza Shopping Center

VIRGINIA

29. Burke Town Plaza Shopping Center
30. Skyline Village Shopping Center
31. Smoketown Plaza Shopping Center
32. Spotsylvania Crossing Shopping Center
33. Sudley Towne Plaza Shopping Center

DELAWARE

34. Brandywine Commons Shopping Center
35. Milford Commons Shopping Center

PENNSYLVANIA

36. Pottstown Plaza Shopping Center
37. Saucon Valley Square Shopping Center
38. Stonehedge Square Shopping Center
39. Wayne Avenue Plaza Shopping Center
40. Wayne Heights Plaza Shopping Center

NEW YORK

41. Colonie Plaza Shopping Center
42. Columbia Plaza Shopping Center

MASSACHUSETTS

43. Del Alba Plaza Shopping Center



NEW YORK
Trenton
PHILADELPHIA
Atlantic City
Cape May
BALTIMORE
WASHINGTON
Ocean City
Richmond

FORM 10-K

MART, though, has in place, a seasoned team that has successfully operated in previous adverse economic climates and business conditions. Further, we believe that MART has a diversified property portfolio, heavily weighted toward tenants who merchandise every day necessities. For example, 27.6% of MART's square footage and 29% of MART's revenues are derived from supermarket and drug anchors. Our single largest relationship is with divisions of Royal Ahold companies, arguably the world's largest (and most successful) grocer. Our locations and anchors are strong and have strong sales histories.

Therefore, going forward, what should MART's strategy be? In our view:

1) To constantly evaluate our capital structure to ensure that adequate resources are available for MART to meet its tenant obligations and to undertake new developments.

2) To continue to purchase, develop, redevelop, lease and manage neighborhood and community shopping centers to maximize long-term cash flow.

We believe that continuing to stay the course, that is, pursuing MART's initial goals, will maintain value creation as well as take advantage of opportunities, even during adverse circumstances. The proof of these statements, we believe, has been, and will continue to be, in MART's impressive total return numbers.

In closing, we again thank our shareholders for their continued confidence. As always, we are grateful to our Trustees and employees for their creativity, wisdom and continuing commitment

LeRoy E. Hoffberger
Chairman of the Board

F. Patrick Hughes
President and Chief Executive Officer

SECURITY SQUARE SHOPPING CENTER | BALTIMORE COUNTY, MARYLAND MART DEVELOPED THIS 77,000 SQUARE FOOT SHOPPING CENTER FOR APPROXIMATELY $11.5 MILLION. ANCHORED BY SUPER FRESH (A&P), THIS CENTER OPENED IN SPRING 2001 AND IS 100% LEASED.


SUPER fresh
PHARMACY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

For the fiscal year ended December 31, 2001

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

For the transition period from ____________________ to ____________________

Commission file Number 1-12286

Mid-Atlantic Realty Trust
(Exact name of registrant as specified in its charter)

Maryland	52-1832411
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
170 West Ridgely Road, Suite 300 - Lutherville, Maryland	21093
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code	(410) 684-2000

Securities registered pursuant to Section 12(b) of the Act:

NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Shares of Beneficial Interest, $.01 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

X Yes ______ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. [X]

As of February 28, 2002, 15,224,232 common shares of beneficial interest of Mid-Atlantic Realty Trust were outstanding and the aggregate value of common stock (based upon the $15.35 closing price on that date) held by non-affiliates was approximately $233,691,961.

Documents Incorporated by Reference

The definitive proxy statement with respect to the 2002 annual meeting of Mid-Atlantic Realty Trust shareholders (to be filed).

ITEM 1 — BUSINESS

Mid-Atlantic Realty Trust was incorporated June 29, 1993, and commenced operations effective with the completion of its initial public share offering on September 11, 1993. Mid-Atlantic Realty Trust qualifies as a real estate investment trust ("REIT") for Federal income tax purposes. As used herein, the term "MART" or the "Company" refers to Mid-Atlantic Realty Trust and entities owned or controlled by MART, including MART Limited Partnership (the "Operating Partnership").

The Company is a fully integrated, self-administered real estate investment trust which owns, acquires, develops, redevelops, leases and manages primarily neighborhood or community shopping centers in the Middle Atlantic region of the United States. The Company's primary objectives are to enhance funds from operations ("FFO") per share and maximize shareholder value. To achieve its objectives, the Company seeks to operate its properties for long-term FFO growth. The Company also acquires neighborhood or community shopping centers that either have dominant anchor tenants or contain a mix of tenants which reflects the shopping needs of the communities they serve. The Company also develops and redevelops shopping centers on a tenant-driven basis, leveraging either existing tenant relationships or geographic and demographic knowledge while seeking to minimize exposure to risk associated with long-term land development.

The Company's financial strategy is to execute its operating and growth strategies by utilizing a blend of internally generated funds, issuance of Operating Partnership Units, defined below, proceeds from divestitures, institutional borrowings and issuance of corporate equity or debt, as appropriate. The Company currently intends to maintain a ratio of secured debt to total estimated property value at or below 50%.

The Company has an equity interest in 39 operating shopping centers, 33 of which are wholly owned by the Company and six in which the Company has interests ranging from 50% to 93%, as well as other commercial properties, collectively the "Properties". The Properties have a gross leasable area of approximately 5,236,000 square feet, of which approximately 92% was leased at December 31, 2001. Of these Properties, approximately 99% of the gross leasable area is in the states of Maryland, Virginia, New York, Pennsylvania, Massachusetts and Delaware. The Company also owns approximately 78 acres of undeveloped land in parcels varying in size from three to thirty-one acres.

All of MART's interests in the Properties are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through the Operating Partnership. Units of partnership interest in the Operating Partnership ("Units") may be exchanged by the limited partners for cash or common shares of beneficial interest in MART at the option of the Company on a one-for-one basis. MART controls the Operating Partnership as the sole general partner, and owns approximately 82% of the Units at December 31, 2001.

The business of the Company is not materially affected by seasonal factors. Although construction may be affected to some extent by inclement weather conditions, usually during winter months, revenues from income producing properties held for investment are usually not affected significantly by such conditions.

The commercial real estate development and investment industry is subject to widespread competition for desirable sites, tenants and financing. The industry is extremely fragmented and there are no principal methods of competition. However, the ability to compete is dependent in part upon the ability to identify and acquire and/or develop appropriate real estate investment opportunities in a timely manner. While many competitors have fewer assets and financial resources than the Company, there are many competitors with greater financial resources competing for similar business opportunities. Accordingly, it is not possible to estimate the Company's position in the industry. In addition, certain of the Company's real estate projects are near unimproved sites that could be developed commercially and would provide further competition to the Company. The management of the Company believes, however, that the Company competes favorably in the industry due to the quality of its developments, its ability to take advantage of opportunities as they arise, its access to capital and its reputation.

The Company has 70 full time employees and believes that its relationship with its employees is good.

The following schedule describes the Company's commercial and other properties as of December 31, 2001.

Shopping Center Properties[1]

	Percent Ownership	Year Acquired	Year(s) Built/ Redeveloped	Gross Leasable Area (Sq. Ft.)	Percent Leased	Major Tenants
Maryland						
Baltimore Metropolitan Area						
Arundel Plaza Shopping Center	67%	1997	1967/1998	250,000	100%	Giant Food, Lowe's Home Center
Club Centre at Pikesville Shopping Center	100%	1997	1990/-	44,000	86%	Blockbuster, Wells Fargo
Enchanted Forest Shopping Center	100%	1997	1992/-	140,000	95%	Safeway, Petco
Fullerton Plaza Shopping Center	100%	2000	1979	153,000	94%	Kmart, McDonalds
Glen Burnie Village Shopping Center	100%	1997	1972/2000	75,000	80%	Rite Aid, Allfirst Bank
Harford Mall and Business Center[2]	100%	1972	1972/1984-96/ 1999	625,000	96%	Hechts, Sears, Petsmart, Best Buy, Old Navy
Ingleside Shopping Center	100%	1997	1963/1996	115,000	100%	Safeway, Rite Aid, Allfirst Bank
Little Glen Shopping Center	100%	1997	1961-1973/	19,000	61%	None
Lutherville Station Shopping Center[3]	100%	1993	1969/1997	286,000	67%	Circuit City, Super Valu, State of MD
New Town Village Shopping Center	100%	1995*	1995/-	118,000	97%	Giant Food
North East Station Shopping Center	100%	1989	1998/-	80,000	90%	Food Lion
Patriots Plaza Shopping Center[3]	50%	1984*	1984/-	39,000	100%	Denny's
Perry Hall Shopping Center	100%	1997	1965/1996	187,000	97%	Rite Aid, Outback
Radcliffe Shopping Center at Towson	100%	1997	1988/1993	82,000	100%	CVS Drug, CompUSA, Linens 'N Things
Rolling Road Plaza Shopping Center	100%	1973*	1973/1994	63,000	82%	Firestone, Cort Furniture
Rosedale Plaza Shopping Center	100%	1989	1972/2000	91,000	97%	Super Fresh Food Market, Rite Aid
Security Square Shopping Center	100%	2001	2001	77,000	100%	Super Fresh Food Market
Shawan Plaza Shopping Center	100%	1997	1991/-	95,000	98%	Giant Food, Bank of America, Provident Bank
Timonium Crossing Shopping Center	100%	1997	1986/1996	60,000	56%	None
Timonium Shopping Center	100%	1997	1962/-	207,000	87%	Ames
Waverly Woods Shopping Center	100%	2001	2001	99,000	96%	Weis Market
Wilkens Beltway Plaza Shopping Center	93%	1981*	1985-87/ 1991/1995	80,000	100%	Giant Food, Provident Bank
York Road Plaza Shopping Center	100%	1967*	1967/1996	91,000	100%	Giant Food, Firestone
Easton						
Shoppes at Easton Shopping Center	100%	1994	1994/-	113,000	100%	Giant Food, Wal-Mart (on own pad)
Total Maryland				**3,189,000**		

Shopping Center Properties *(Continued)*

	Percent Ownership	Year Acquired	Year(s) Built/ Redeveloped	Gross Leasable Area (Sq. Ft.)	Percent Leased	Major Tenants
DELAWARE						
Wilmington						
Brandywine Commons Shopping Center(3)	100%	1995	1992/-	166,000	100%	Shop Rite, Office Depot, Sports Authority
Milford						
Milford Commons Shopping Center	100%	1997	1994	61,000	78%	Food Lion, Advance Auto
Total Delaware				**227,000**		
PENNSYLVANIA						
Bethlehem						
Saucon Valley Square Shopping Center	89%	1999	1998	81,000	100%	Super Fresh Food Market, Blockbuster, Radio Shack
Carlisle						
Stonehedge Square Shopping Center	100%	2000	1990/1994	88,000	98%	Nells Market, Eckerd Drug
Chambersburg						
Wayne Avenue Plaza Shopping Center	100%	1998	1990/1993	121,000	99%	Giant Food (of Carlisle), CVS Drug, Blockbuster
Pottstown						
Pottstown Plaza Shopping Center	100%	2001	1988-1989/-	162,000	79%	Giant Food (of Carlisle), TJ Maxx, Radio Shack, Applebees
Waynesboro						
Wayne Heights Shopping Center	100%	1998	1975/-	108,000	92%	Martins (Giant of Carlisle), Ames, Eckerd Drug
Total Pennsylvania				**560,000**		
MASSACHUSETTS / NEW YORK						
Pittsfield						
Del Alba Shopping Center	100%	1998*	1995/-	70,000	92%	Super Stop & Shop
Colonie						
Colonie Plaza Shopping Center	100%	1987*	1987/-	140,000	90%	Price Chopper, Consolidated Stores
East Greenbush						
Columbia Plaza Shopping Center	100%	1988*	1988/1997	133,000	100%	Price Chopper, Fashion Bug
Total Massachusetts/New York				**343,000**		

Shopping Center Properties *(Continued)*

	Percent Ownership	Year Acquired	Year(s) Built/ Redeveloped	Gross Leasable Area (Sq. Ft.)	Percent Leased	Major Tenants
VIRGINIA						
Burke						
Burke Town Plaza Shopping Center[3]	100%	1979*	1979-1982/ 1997/2000	133,000	100%	Safeway, CVS Drug, Radio Shack
Dale City						
Smoketown Plaza Shopping Center[5]	93%	1987*	1987/1994	176,000	48%	None
Fredericksburg						
Spotsylvania Crossing Shopping Center	93%	1987*	1987/1991	142,000	99%	Giant Food (on own pad), Kmart
Harrisonburg						
Skyline Village Shopping Center	100%	1988*	1988/1992	127,000	99%	Toys "R" Us, Super Valu
Manassas						
Sudley Towne Plaza Shopping Center	100%	1984*	1984/-	108,000	100%	Burlington Coat Factory, CVS Drug, Best Buy (on own pad)
Total Virginia				**686,000**		

Other Retail and Commercial Properties[4]

MARYLAND						
Baltimore Metropolitan Area						
Orchard Square Medical Office	100%	1997	1988/-	28,000	100%	N/A
Patriots Office	50%	1984*	1984/-	28,000	67%	N/A
Wilkens Office I, II, III	93%	1981*	1985-87/ 1991/1995	53,000	99%	N/A
Southwest Mixed Use Property	100%	1968*	1968/1984	25,000	100%	Shell Oil
Other						
Clinton Property[3]	100%	1971*	1971/-	29,000	100%	AMF
Waldorf Property	100%	1979*	1979/-	31,000	100%	AMF, Firestone
Total Maryland				**194,000**		
ILLINOIS						
Chicago Property	100%	1978	1963/-	37,000	100%	AMF
Total Illinois				**37,000**		
Total Portfolio				**5,236,000**		

Undeveloped Land

	Percent Ownership	Area in Acres	Zoning
MARYLAND			
Baltimore Metropolitan Area			
Dorsey Property	100%	19.4	Commercial
Pulaski Property	100%	3.0	Industrial
Salisbury			
Northwood Industrial Park	67%	16.1	Industrial
NORTH CAROLINA			
Burlington			
Burlington Commerce Park	100%	31.2	Commercial
Hillsborough			
Hillsborough Crossing	100%	8.0	Commercial

(1) Shopping centers in operation are subject to mortgage financing aggregating $167,717,332 at December 31, 2001.

(2) The Harford Mall property is subject to mortgage financing aggregating $18,534,076 at December 31, 2001. The mortgage bears interest at a rate of 9.78%, and a balloon payment of $18,148,848 is due at maturity in July 2003. The mortgage allows prepayment with a penalty of the greater of 1% of the outstanding principal balance or yield maintenance.

(3) These properties are subject to ground leases; all of the land relating to the other properties listed above is owned in fee simple. The ground leases are subject to the following terms:

Property	Annual Rent	Remaining Lease Term
Lutherville Station Shopping Center	$ 60,000	4 years 1 month, plus six 10 year renewal options
Lutherville Station Shopping Center	$ 26,000	45 years 11 months
Patriots Plaza Shopping Center	$ 65,200	8 years 10 months, plus two 10 year renewal options
Brandywine Commons Shopping Center	$392,600	50 years 4 months, plus two 10 year renewal options
Burke Towne Plaza Shopping Center	$ 80,000	30 years plus three 15 year renewal options
Clinton Property	$ 33,000	22 years 8 months, plus one 45 year renewal option

(4) Other retail and commercial properties in operation are subject to mortgage financing aggregating $2,552,745 at December 31, 2001.

(5) Redevelopment of this center will commence in early 2002. Existing center gross leasable area is 176,000. Redeveloped center will be anchored by Lowe's Home Center (167,000 square feet) and is anticipated to open in March 2003, with 97,000 square feet of gross leasable area of in-line retail space.

* Developed by MART

ITEM 3 — LEGAL PROCEEDINGS

In the ordinary course of business, the Company is involved in legal proceedings. However, there are no material legal proceedings presently pending against the Company.

ITEM 4 — SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5 — MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The number of holders of record of the Company's shares was 1,083 as of February 28, 2002.

MART's common shares of beneficial interest, par value $.01 per share, ("shares"), trade on the New York Stock Exchange, under the symbol "MRR". The following table sets forth, for the quarters indicated, the high and low closing sale prices of MART shares on the NYSE, and the cash distributions paid per share for the indicated period.

Closing Prices Per Share

2001	**High**	**Low**	**Distributions**
First Quarter	**$13.480**	**11.750**	**0.2825**
Second Quarter	**13.650**	**10.950**	**0.2825**
Third Quarter	**14.090**	**12.810**	**0.2825**
Fourth Quarter	**15.720**	**12.950**	**0.2950**
2000	*High*	*Low*	*Distributions*
First Quarter	$10.563	9.125	0.2700
Second Quarter	10.125	9.063	0.2700
Third Quarter	12.000	10.063	0.2700
Fourth Quarter	13.000	11.125	0.2825

For the shareholders of MART during the entire year, per share dividends were taxable as follows:

	Per Share		
	2001	*2000*	*1999*
Ordinary dividends—taxable as ordinary income	**$ 1.08**	0.98	0.90
Capital gain distribution—taxable as capital gain	**—**	—	—
Other distribution—return of capital or capital gain (depending on shareholders' basis in MART shares)	**0.06**	0.11	0.15
Total annual gross dividends per share	**$ 1.14**	1.09	1.05
Percent of total annual gross dividends per share—return of capital or capital gain	**6%**	10%	14%

ITEM 6 — SELECTED FINANCIAL DATA

The following table sets forth certain consolidated financial data for the Company and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Revenues	**$ 62,456,375**	57,585,123	53,346,473	49,537,130	39,152,220
Earnings before extraordinary gain (loss)	**$ 14,359,029**	12,555,629	12,751,158	12,385,861	6,819,211
Extraordinary gain (loss)	**—**	255,268	—	(32,984)	(226,873)
Net earnings	**$ 14,359,029**	12,810,897	12,751,158	12,352,877	6,592,338
Net earnings per share—basic	**$ 0.99**	0.93	0.89	0.85	0.70
Net earnings per share—diluted	**0.97**	0.92	0.88	0.84	0.70
Total assets	**$ 389,563,563**	371,080,608	328,570,661	317,008,617	298,154,555
Indebtedness—					
Total mortgages, convertible debentures, construction loans and notes payable	**$ 241,941,366**	232,962,526	186,593,831	166,732,850	145,660,657
Net cash flow:					
Provided by operating activities	**$ 32,659,889**	26,539,335	25,153,324	24,255,137	16,005,958
(Used by) investing activities	**$ (30,791,989)**	(49,427,922)	(24,175,685)	(21,668,918)	(5,995,155)
(Used by) provided by financing activities	**$ 624,616**	22,850,395	(1,440,868)	(10,402,329)	(2,597,424)
Cash dividends paid per share	**$ 1.14**	1.09	1.05	1.01	0.97
Weighted average number of shares outstanding: EPS					
Basic	**14,268,487**	13,538,886	14,021,403	14,240,533	9,308,682
Diluted	**15,010,310**	14,806,204	15,337,652	15,778,727	9,360,566
RECONCILIATION OF NET EARNINGS TO FFO					
Net earnings	**$ 14,359,029**	12,810,897	12,751,158	12,352,877	6,592,338
Depreciation	**11,118,924**	10,392,055	9,557,204	8,813,251	6,954,803
(Gain) loss on properties	**(20,212)**	—	(131,611)	4,223	(16,836)
Extraordinary (gain) loss from early extinguishment of debt	**—**	(255,268)	—	32,984	226,873
FFO	**$ 25,457,741**	22,947,684	22,176,751	21,203,335	13,757,178

(1) The Company believes that Funds from Operations (FFO) provides relevant and meaningful information about its operating performance that is necessary, along with net earnings, for an understanding of its operating results. Funds from operations is defined by the National Association of Real Estate Investment Trusts, Inc. (NAREIT) as net earnings (computed in accordance with accounting principles generally accepted in the United States of America), excluding cumulative effects of changes in accounting principles, extraordinary items and gains or losses on sales of properties, plus depreciation and amortization and after adjustments to record unconsolidated partnerships and joint ventures on the same basis. FFO does not represent cash flows from operations as defined by accounting principles generally accepted in the United States of America (GAAP). FFO is not indicative that cash flows are adequate to fund all cash needs and should not be considered as an alternative to cash flows as a measure of liquidity. The Company's FFO may not be comparable to the FFO of other REIT's because they may not use the current NAREIT definition or they may interpret the definition differently.

Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations for MART for 2001 and 2000 are summarized as follows:

	Quarter Ended			
2001	**March 31,**	**June 30,**	**September 30,**	**December 31,**
Revenues	**$ 15,246,088**	**15,271,597**	**15,756,930**	**16,181,760**
Earnings before extraordinary gain	**3,294,664**	**3,261,460**	**3,741,576**	**4,061,329**
Extraordinary gain from early extinguishment of debt	**—**	**—**	**—**	**—**
Net earnings	**$ 3,294,664**	**3,261,460**	**3,741,576**	**4,061,329**
Net earnings per share—basic	**$ 0.24**	**0.22**	**0.25**	**0.27**
Net earnings per share—diluted	**$ 0.23**	**0.22**	**0.25**	**0.27**

	Quarter Ended			
2000	March 31,	June 30,	September 30,	December 31,
Revenues	$ 13,909,381	14,483,757	14,205,405	14,986,580
Earnings before extraordinary gain	2,927,006	3,228,470	2,970,190	3,429,963
Extraordinary gain from early extinguishment of debt	—	163,923	91,345	—
Net earnings	$ 2,927,006	3,392,393	3,061,535	3,429,963
Net earnings per share—basic	$ 0.21	0.24	0.23	0.25
Net earnings per share—diluted	$ 0.21	0.24	0.23	0.24

Quarterly results are influenced by a number of factors, including the timing of property acquisitions, sales and financing transactions and the completion of development/redevelopment projects.

ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of operating results covers each of the Company's business segments for the years ended December 31, 2001, 2000 and 1999.

Management believes that a segment analysis provides the most effective means of understanding the business. As discussed in Note N to the consolidated financial statements, segment data are reported using the accounting policies followed by the Company for internal reporting to management. These policies are the same as those used for external reporting. Operating results of the segments are reconciled to earnings from operations in the financial statements in Note N.

Critical Accounting Policies

Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management's most difficult, complex or subjective judgments. The Company's critical accounting policies relate to the evaluation of impairment of long-lived assets and the collectibility of notes and accounts receivable.

If events or changes in circumstances indicate that the carrying value of an operating property to be held and used or land held for development may be impaired, a recoverability analysis is performed based on estimated undiscounted cash flows to be generated from the property in the future. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated fair value and an impairment loss is recognized. If we decide to sell an operating property or land held for development, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell and an impairment loss is recognized. Our estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers. Our estimates are subject to revision as market conditions and our assessments of them change.

The allowance for doubtful notes and accounts receivable is established based on analysis of the risk of loss on specific accounts. The analysis places particular emphasis on past-due accounts and considers information such as the nature and age of the receivable, the payment history of the tenant or other debtor, the financial condition of the tenant and our assessment of its ability to meet its lease obligations, the basis for any disputes and the status of related negotiations, etc. Our estimate of the required allowance is subject to revision as these factors change and is sensitive to the effects of economic and market conditions on our tenants.

Operating Results—Shopping Centers

The operating results of shopping center properties are affected significantly by acquisition and disposition transactions and openings of newly developed or redeveloped properties. Information related to shopping center acquisitions and developments/redevelopments completed during 2001, 2000 and 1999 is summarized in the following table:

Property	*Transaction or Opening Date*
Acquisitions	
Pottstown Plaza Shopping Center	October 2001
Fullerton Plaza Shopping Center	March 2000
Stonehedge Square Shopping Center	February 2000
Saucon Valley Square Shopping Center	March 1999
Development/Redevelopment	
Waverly Woods Shopping Center	March 2001
Security Square Shopping Center	February 2001
Burke Town Plaza Shopping Center	December 2000
Glen Burnie Village Shopping Center	November 2000
Rosedale Plaza Shopping Center	August 2000
Harford Mall	December 1999
Arundel Plaza Shopping Center	March 1999

Operating results of shopping center properties are summarized as follows (in thousands):

	2001	*2000*	*1999*
Revenues	**$ 60,264**	55,538	51,235
Operating and interest expenses, exclusive of depreciation and amortization	**32,288**	30,204	26,958
Depreciation and amortization	**10,654**	9,926	9,082
Minority interest	**3,800**	3,581	3,318
Earnings from operations	**$ 13,522**	11,827	11,877

Revenues from shopping centers increased by $4,726,000 in 2001 and by $4,303,000 in 2000. The increase in 2001 was due primarily to the operations of the newly developed properties opened in 2001 ($2,137,000), properties acquired in 2001 and 2000 ($578,000), the redevelopment projects completed and opened in 2000

($869,000), and other net rental and occupancy changes ($1,142,000). The increase in 2000 was due primarily to the operations of the properties acquired in 2000 and 1999 ($2,075,000), the redevelopment projects completed and opened in 2000 and 1999 ($1,680,000) and other net rental and occupancy changes ($187,000).

Operating and interest expenses (exclusive of depreciation and amortization) for shopping center properties increased by $2,084,000 in 2001 and by $3,246,000 in 2000. The increase in 2001 was due primarily to the acquisitions, developments and redevelopments referred to above ($1,184,000) and new mortgage debt for Ingleside Shopping Center ($727,000). The increase in 2000 was due primarily to the acquisitions and redevelopments referred to above ($2,374,000) and new mortgage debt for Ingleside Shopping Center ($371,000). Depreciation and amortization expense increased by $728,000 in 2001 and by $844,000 in 2000. These increases were attributable primarily to the acquisitions and redevelopments referred to above.

Operating Results—All Other Properties

Operating results of all other properties are summarized as follows (in thousands):

	2001	2000	1999
Revenues	**$ 2,192**	2,047	2,111
Operating and interest expenses, exclusive of depreciation and amortization	**859**	844	889
Depreciation and amortization	**465**	466	475
Minority interest	**51**	8	4
Earnings from operations	**$ 817**	729	743

There were no significant changes in the operating results of all other properties during the period.

Gain (Loss) on Properties

The gain on properties for 2001 is due to the sale of land located in Burlington, North Carolina. The $132,000 gain on properties for 1999 is due primarily to the final resolution of contingencies in the sale agreements relating to properties sold in 1997.

Funds from Operations

The Company uses a supplemental performance measure along with net earnings to report its operating results. This measure is referred to as Funds from Operations ("FFO"). FFO is defined by the National Association of Real Estate Investment Trusts, Inc. (NAREIT) as net earnings computed in accordance with GAAP, excluding cumulative effects of changes in accounting principles, extraordinary items, and gains or losses on sales of properties, plus depreciation and amortization, and after adjustments to record unconsolidated partnerships and joint ventures on the same basis. FFO does not represent cash flows from operations as defined by GAAP. FFO is not indicative that cash flows are adequate to fund all cash needs and should not be considered as an alternative to cash flows as a measure of liquidity. The Company's FFO may not be comparable to the FFO of other REIT's because they may not use the current NAREIT definition or they may interpret the definition differently.

FFO was $25,458,000 in 2001, $22,948,000 in 2000 and $22,177,000 in 1999. The increases in FFO in 2001 and 2000 were due primarily to the property acquisitions and the development and redevelopment projects referred to above and higher rents from re-leased space. The reasons for significant changes in revenues and expenses comprising FFO by segment are described above.

Liquidity and Capital Resources

The Company had cash and cash equivalents of $2,602,000 at December 31, 2001.

Net cash provided by operating activities was $32,660,000, $26,539,000, and $25,154,000, in 2001, 2000 and 1999, respectively. The changes in cash provided by operating activities were due primarily to the factors discussed above in the comparisons of operating results. The level of net cash provided by operating activities is also affected by the timing of receipt of revenues and the payment of operating and interest expenses.

Net cash used by investing activities decreased by $18,636,000, to $30,792,000 in 2001 from $49,428,000 in 2000. The decrease was due primarily to lower levels of acquisitions ($6,071,000) and development activity ($13,580,000).

Net cash used by investing activities increased by $25,252,000 to $49,428,000 in 2000 from $24,176,000 in 1999. The increase was due primarily to higher levels of acquisitions and development activity.

Net cash provided by financing activities decreased by $22,225,000 to $625,000 in 2001 from $22,850,000 in 2000. The decrease was due primarily to lower net credit line borrowings ($4,000,000), decreased net financing/refinancing activity

($12,831,000), and decreased net construction borrowings ($7,131,000), partly offset by decreased share repurchases ($2,686,000).

Net cash provided by financing activities increased by $21,409,000 to $22,850,000 in 2000 compared to net cash used by financing activities of $1,441,000 in 1999. Financing activities provided cash in 2000 primarily because of financing/refinancing activity for four shopping centers ($24,168,000).

The Company currently has a $75,000,000 unsecured line of credit available for various purposes, including acquisition, development or redevelopment of properties and liquidity, subject to various terms and conditions. The note payable under the bank line of credit had an outstanding balance of $42,500,000 at December 31, 2001.

The Company has registered to sell up to an aggregate of approximately $98,000,000 (based on the public offering price) of additional common shares of beneficial interest and/or debt securities. The shares and debt may be issued from time to time at prices, in amounts and on terms to be determined at the time of offering.

In order to qualify as a REIT for Federal income tax purposes, MART is required to pay dividends to its shareholders of at least 90% of its REIT taxable income. MART intends to pay these dividends from operating cash flows. While MART intends to distribute to its shareholders a substantial portion of its cash flows from operating activities, MART also intends to retain or reserve such amounts as it considers necessary from time to time for the acquisition or development of new properties as suitable opportunities arise and for the expansion and renovation of its shopping centers. Also, MART currently has and expects to continue to maintain a line of credit from its primary bank.

The Company anticipates material commitments for capital expenditures to include, in the next two years, the redevelopment of eleven projects, currently in various stages of planning, at an estimated cost of $42,900,000. The Company expects to fund the development projects and other capital expenditures with available net cash flows from operating activities and if necessary with construction loan financing, long-term mortgage financing on unencumbered operating properties or the use of its line of credit.

It is management's intention that MART continually have access to the capital resources necessary to expand and develop its business. Management cannot practically quantify MART's 2002 cash requirements, but expects to meet its short-term liquidity requirements generally through available net cash flow provided by operations and short-term borrowings. To meet its long-term capital requirements, MART intends to obtain funds through additional equity offerings, joint ventures or long-term debt financing in a manner consistent with its financial strategy. The Company anticipates that the cash flow available from operations, together with cash from borrowings and equity offerings, will be sufficient to meet its liquidity and capital needs in both the short-and long-term.

Market Risk Information

The market risk associated with financial instruments and derivative financial and commodity instruments is the risk of loss from adverse changes in market prices or rates. The Company's market risk arises primarily from interest rate risk relating to variable rate borrowings used to maintain liquidity (e.g., credit line borrowings) or finance project development costs (e.g., construction loans). The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. In order to achieve this objective, the Company relies primarily on long term, fixed rate nonrecourse loans from institutional lenders to finance its operating properties. In addition, long term fixed rate financing is typically arranged concurrently with or shortly after a variable rate project construction loan is negotiated or the project is complete. The Company has not used derivative financial or commodity instruments to manage interest rate risk.

At December 31, 2001, the Company's variable rate debt relates to borrowings under its credit line and construction loans. The credit line borrowings are assumed to be repaid at their maturity dates through 2004. The construction loans are assumed to be repaid at their maturity in 2004.

The table on the next page presents the annual maturities, weighted-average interest rates on outstanding debt at the end of each year and fair values required to evaluate the expected cash flows of the Company under debt and related agreements and its sensitivity to interest rate changes at December 31, 2001. As the table incorporates only those exposures that exist as of December 31, 2001, it does not consider exposures or positions that could arise after that date. As a result, the Company's ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise after December 31, 2001, the Company's hedging strategies, if any, during that period and interest rates.

(In thousands)

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Fixed rate debt	$ 10,512	36,716	10,939	3,019	21,943	100,814	183,943	186,974
Weighted average interest rate	8.63%	8.93%	7.00%	7.95%	7.98%	7.94%	8.11%	7.20%
Variable rate debt	$ 11,000	42,500	4,498	—	—	—	57,998	57,998
Weighted average interest rate	3.58%	3.79%	3.43%	—	—	—	3.78%	3.78%

Inflation

The majority of leases for the shopping center properties contain provisions for annual increases in rents and/or provisions, which entitle MART to receive percentage rents, based on the tenants' gross sales. Such provisions ameliorate the risk to MART of the adverse effects of inflation. If a recession were to begin and continue for a prolonged time, FFO could decline as some tenants may have trouble meeting their lease obligations. Most of the leases for the properties require the tenants to pay a substantial share of operating expenses, such as real estate taxes, insurance and common area maintenance costs, and thereby reduce MART's exposure to increased costs. In addition, many of the leases for the properties are for terms of less than 10 years, which may enable MART to seek increased rents upon renewal of existing leases if rents are below the then existing market rates.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combination initiated after June 2001. SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization approach to an impairment-only approach. The adoption of SFAS No. 142 on January 1, 2002 will not have an effect on our financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Statement does not change the fundamental provisions of SFAS No. 121; however, it resolves various implementation issues of SFAS No. 121 and establishes a single accounting model for long-lived assets to be disposed of by sale. It retains the requirement of APB Opinion No. 30 to report separately discontinued operations but extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in distribution to owners) or is classified as held for sale. We do not believe that adoption of this Statement in 2002 will have a material effect on our financial statements.

Cautionary Disclosure Relating to Forward Looking Statements

Statements made in this document include forward looking statements under the federal securities laws. Statements that are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward looking statements. While these statements reflect the Company's good faith beliefs based on current expectations, estimates and projections about (among other things) the industry and the markets in which the Company operates, they are not guarantees of future performance, involve known and unknown risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements, and should not be relied upon as predictions of future events. Factors which could impact future results include (among other things) general economic conditions, local real estate conditions, oversupply of available space, financial condition of tenants, timely ability to lease or re-lease space upon favorable economic terms, agreements with anchor tenants, interest rates, availability of financing, competitive factors, and similar considerations. The Company disclaims any obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise. For a discussion of risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements, see "Risk Factors" filed as Exhibit 99.1 to the Company's Form 10-K.

Independent Auditors' Report

Board of Trustees and Shareholders
Mid-Atlantic Realty Trust:

We have audited the accompanying consolidated balance sheets of Mid-Atlantic Realty Trust and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule of real estate and accumulated depreciation. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mid-Atlantic Realty Trust and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

KPMG LLP
Baltimore, Maryland
February 22, 2002

MID-ATLANTIC REALTY TRUST AND SUBSIDIARIES

Consolidated Balance Sheets

	As of December 31,	
	2001	2000
ASSETS		
Properties:		
Operating properties (Notes B and C)	**$ 441,313,588**	400,319,243
Less accumulated depreciation and amortization	**81,465,520**	70,435,693
	359,848,068	329,883,550
Properties in development (Notes C and D)	**16,010,962**	29,590,613
Properties held for development or sale	**3,288,171**	3,587,610
	379,147,201	363,061,773
Cash and cash equivalents	**2,602,202**	109,686
Notes and accounts receivable - tenants and other (Note E)	**2,304,973**	2,689,573
Prepaid expenses and deposits	**3,270,013**	2,991,645
Deferred financing costs, net (Note F)	**2,239,174**	2,227,931
	$ 389,563,563	371,080,608
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses (Note G)	**$ 9,269,339**	7,332,902
Notes payable (Note H)	**42,500,000**	37,000,000
Construction loans payable (Note C)	**24,387,289**	20,258,948
Mortgages payable (Note C)	**170,270,077**	162,627,578
Convertible subordinated debentures (Note I)	**4,784,000**	13,076,000
Deferred income	**938,596**	491,096
	252,149,301	240,786,524
Minority interest in consolidated joint ventures	**32,819,374**	36,608,643
Shareholders' equity (Note K):		
Preferred shares of beneficial interest, $.01 par value, authorized 2,000,000 shares, issued and outstanding, none	**—**	—
Common shares of beneficial interest, $.01 par value, authorized 100,000,000 shares, issued and outstanding 15,103,221 and 13,810,162 shares, respectively	**151,032**	138,102
Additional paid-in capital	**138,267,358**	125,088,309
Distributions in excess of accumulated earnings	**(33,823,502)**	(31,540,970)
	104,594,888	93,685,441
Commitments (Note L)		
	$ 389,563,563	371,080,608

See accompanying notes to consolidated financial statements.

MID-ATLANTIC REALTY TRUST AND SUBSIDIARIES

Consolidated Statements of Operations

	Years ended December 31,		
	2001	*2000*	*1999*
REVENUES:			
Minimum rents	**$ 50,633,183**	46,680,656	43,082,458
Percentage rents	**1,640,027**	1,588,771	1,380,690
Tenant recoveries	**9,709,503**	8,883,947	8,287,459
Other (Note O)	**473,662**	431,749	595,866
	62,456,375	57,585,123	53,346,473
EXPENSES:			
Interest	**17,332,440**	16,355,070	14,062,178
Depreciation and amortization of property and improvements	**11,118,924**	10,392,055	9,557,204
Operating	**12,577,288**	11,832,858	11,046,411
General and administrative	**3,237,545**	2,859,809	2,739,079
	44,266,197	41,439,792	37,404,872
EARNINGS FROM OPERATIONS BEFORE MINORITY INTEREST	**18,190,178**	16,145,331	15,941,601
Minority interest	**(3,851,361)**	(3,589,702)	(3,322,054)
EARNINGS FROM OPERATIONS	**14,338,817**	12,555,629	12,619,547
Gain on properties (Note P)	**20,212**	—	131,611
EARNINGS BEFORE EXTRAORDINARY GAIN	**14,359,029**	12,555,629	12,751,158
Extraordinary gain from early extinguishment of debt	—	255,268	—
NET EARNINGS	**$ 14,359,029**	12,810,897	12,751,158
NET EARNINGS PER SHARE - BASIC (NOTE Q):			
Earnings before extraordinary gain	**$ 0.99**	0.93	0.89
Extraordinary gain from early extinguishment of debt	—	—	—
Net earnings	**$ 0.99**	0.93	0.89
NET EARNINGS PER SHARE - DILUTED (NOTE Q):			
Earnings before extraordinary gain	**$ 0.97**	0.92	0.88
Extraordinary gain from early extinguishment of debt	—	—	—
Net earnings	**$ 0.97**	0.92	0.88

See accompanying notes to consolidated financial statements.

MID-ATLANTIC REALTY TRUST AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2001, 2000 and 1999

	Number of Common Shares	Common Shares at Par Value	Additional Paid-in Capital	Distributions in Excess of Accumulated Earnings	Net Shareholders' Equity
BALANCE, December 31, 1998	14,495,045	$ 144,950	131,368,001	(27,021,892)	104,491,059
Conversion of convertible subordinated debentures	65,235	652	670,365	—	671,017
Share purchase plan	(569,200)	(5,692)	(5,841,867)	—	(5,847,559)
Share-based compensation plans	14,327	144	608,605	—	608,749
Dividends paid – $1.05 per share	—	—	—	(15,005,937)	(15,005,937)
Net earnings	—	—	—	12,751,158	12,751,158
BALANCE, December 31, 1999	14,005,407	140,054	126,805,104	(29,276,671)	97,668,487
Conversion of convertible subordinated debentures	16,189	162	167,328	—	167,490
Share purchase plan	(283,800)	(2,838)	(2,683,296)	—	(2,686,134)
Share-based compensation plans	53,073	531	576,802	—	577,333
Conversion of Operating Partnership Units	19,293	193	222,371	—	222,564
Dividends paid – $1.0925 per share	—	—	—	(15,075,196)	(15,075,196)
Net earnings	—	—	—	12,810,897	12,810,897
BALANCE, December 31, 2000	13,810,162	138,102	125,088,309	(31,540,970)	93,685,441
Conversion of convertible subordinated debentures	789,709	7,897	8,185,171	—	8,193,068
Share-based compensation plans	151,730	1,517	1,184,758	—	1,186,275
Conversion of Operating Partnership Units	351,620	3,516	3,809,120	—	3,812,636
Dividends paid – $1.1425 per share	—	—	—	(16,641,561)	(16,641,561)
Net earnings	—	—	—	14,359,029	14,359,029
BALANCE, December 31, 2001	**15,103,221**	**$ 151,032**	**138,267,358**	**(33,823,502)**	**104,594,888**

See accompanying notes to consolidated financial statements.

MID-ATLANTIC REALTY TRUST AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years ended December 31, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	**$ 14,359,029**	12,810,897	12,751,158
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Extraordinary gain from early extinguishment of debt	**—**	(255,268)	—
Depreciation and amortization	**11,118,924**	10,392,055	9,557,204
Minority interest in earnings, net	**3,851,361**	3,589,702	3,322,054
Amortization of deferred financing costs	**545,313**	398,195	315,828
Changes in operating assets and liabilities:			
Decrease (increase) in assets	**106,232**	(883,396)	(911,734)
Increase (decrease) in liabilities	**2,383,937**	(87,673)	(101,255)
Other, net	**295,093**	574,823	220,369
Total adjustments	**18,300,860**	13,728,438	12,402,466
NET CASH PROVIDED BY OPERATING ACTIVITIES	**32,659,889**	26,539,335	25,153,624
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions of and additions to properties	**(27,283,646)**	(44,909,584)	(17,205,063)
Proceeds from sales of properties	**319,651**	—	—
Payments to minority partners	**(3,827,994)**	(4,518,338)	(6,970,622)
NET CASH USED BY INVESTING ACTIVITIES	**(30,791,989)**	(49,427,922)	(24,175,685)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from notes payable	**132,500,000**	101,600,000	67,800,000
Principal payments on notes payable	**(127,000,000)**	(92,100,000)	(58,700,000)
Proceeds from mortgages payable	**12,000,000**	37,855,500	25,300,000
Principal payments on mortgages payable	**(4,357,501)**	(17,382,660)	(13,854,019)
Proceeds from construction loans payable	**14,815,033**	11,258,948	—
Deferred interest on construction loans payable	**530,819**	—	—
Principal payments on construction loans payable	**(11,217,511)**	—	—
Deferred financing costs	**(605,617)**	(620,063)	(1,133,621)
Proceeds from exercise of share options	**600,954**	—	—
Shares repurchased	**—**	(2,686,134)	(5,847,559)
Dividends paid	**(16,641,561)**	(15,075,196)	(15,005,937)
Other, net	**—**	—	(32)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	**624,616**	22,850,395	(1,441,168)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**2,492,516**	(38,192)	(463,229)
CASH AND CASH EQUIVALENTS, beginning of year	**109,686**	147,878	611,107
CASH AND CASH EQUIVALENTS, end of year	**$ 2,602,202**	109,686	147,878
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Interest paid	**$ 16,913,863**	15,617,469	13,746,350
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Conversion of subordinated debentures, net of deferred financing costs	**$ 8,193,140**	167,515	671,051
Conversion of Operating Partnership Units	**3,812,636**	222,564	—
Mortgages payable assumed	**—**	5,562,175	—
Operating Partnership Units issued	**—**	400,000	2,273,458

See accompanying notes to consolidated financial statements.

A. Summary of Significant Accounting Policies

Organization

Mid-Atlantic Realty Trust was incorporated June 29, 1993, and commenced operations effective with the completion of its initial public share offering on September 11, 1993. Mid-Atlantic Realty Trust qualifies as a real estate investment trust ("REIT") for Federal income tax purposes. As used herein, the term "MART" or the "Company" refers to Mid-Atlantic Realty Trust and entities owned or controlled by MART, including MART Limited Partnership (the "Operating Partnership").

Description of Business

The Company is a fully integrated, self-administered real estate investment trust which owns, acquires, develops, redevelops, leases and manages primarily neighborhood or community shopping centers in the Middle Atlantic region of the United States.

The Company has an equity interest in 39 operating shopping centers, 33 of which are wholly owned by the Company and six in which the Company has ownership interests ranging from 50% to 93%, as well as other commercial properties. The Company also owns five undeveloped parcels of land totaling approximately 78 acres, which it is holding for development or sale.

All of MART's interests in properties are held directly or indirectly by, and all of its operations relating to the properties are conducted through, the Operating Partnership. Subject to certain conditions, units of partnership interest in the Operating Partnership ("Units") may be exchanged by the limited partners for cash or, at the option of MART, the obligation may be assumed by MART and paid either in cash or in common shares of beneficial interest in MART on a one-for-one basis. MART controls the Operating Partnership as the sole general partner, and owns approximately 82% of the Units at December 31, 2001.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include all wholly owned subsidiaries and majority-owned partnerships, including the Operating Partnership. The Company owns 100% interests in corporate subsidiaries which are general partners in several partnerships which have outside partners with 50% interests. Under terms of the partnership agreements, the Company has control over the partnerships, including acquisition, leasing, financing and sale transactions and, accordingly, the Company uses the full consolidation method to account for them. All significant intercompany balances and transactions have been eliminated in consolidation.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of all dilutive potential common shares outstanding during the period. The dilutive effects of convertible securities are computed using the "if-converted" method and the dilutive effects of options, warrants and their equivalents (including fixed awards and nonvested shares issued under share-based compensation plans) are computed using the "treasury stock" method.

Capitalization Policy

Acquisition, development and construction costs of properties in development are capitalized including, where applicable, salaries and related costs, real estate taxes and interest costs. Development and construction costs and costs of significant improvements, replacements and renovations to operating properties are capitalized while costs of maintenance and repairs are expensed as incurred. Direct costs incurred in financing transactions are capitalized as deferred costs and amortized to interest cost over the term of the related loan using the interest method. Initial direct costs incurred with respect to completed tenant leases are deferred and amortized using the straight-line method over the terms of the related leases.

Properties

Properties to be developed or held and used in operations are carried at cost, reduced for impairment losses where appropriate. Properties held for sale are carried at the lower of their carrying value (i.e. cost less accumulated depreciation and any impairment loss recognized, where applicable) or estimated fair value less costs to sell. The net carrying values of operating properties are classified as properties held for sale when senior management authorizes their disposition, the Company begins marketing the properties for sale and various other criteria for a plan of sale are met. Depreciation of these properties is discontinued at that time, but operating revenues, other operating expenses and interest continue to be recognized until the date of sale.

If events or circumstances indicate that the carrying value of an operating property to be held and used may be impaired, a recoverability analysis is performed based on estimated undiscounted future cash flows to be generated from the property. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated fair value and an impairment loss is recognized.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, as follows: Buildings and additions, 30 – 50 years; land improvements, 5 – 15 years; tenant improvements, lesser of lease term or asset useful lives; and furniture, fixtures and equipment, 3 – 10 years.

Revenue Recognition

Minimum rent revenues are generally recognized when due from tenants under terms of the related leases. Revenues from tenant reimbursements of real estate taxes, maintenance and insurance costs are recognized in the period in which the related expense is incurred. Until September 30, 1999, revenues based on a percentage of tenant's sales in excess of levels specified in the lease agreement were estimated and accrued ratably throughout the year. Effective October 1, 1999, the Company changed its method of accounting for percentage rents to recognize revenues only when a tenant's sales actually exceed the specified minimum level as required by Staff Accounting Bulletin 101 – Revenue Recognition. This change did not have a material effect on the financial statements for 1999.

Share-based Compensation Plans

The Company uses the intrinsic value method to account for share-based employee compensation plans. Under this method, compensation cost is recognized for awards of shares to employees only if the quoted market price of the share at the grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the share. Information concerning the pro forma effects on net earnings and net earnings per share of using a fair value-based method to account for share-based employee compensation plans, rather than the intrinsic value method, is provided in Note K.

Income Taxes

The Company qualifies, and intends to continue to qualify, as a REIT pursuant to Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. In general, under such Code provisions a trust which has made the required election and, in the taxable year, meets certain requirements and distributes to its shareholders at least 90% of its REIT taxable income will not be subject to Federal income tax to the extent of the income which it distributes.

Cash Equivalents

All highly liquid unrestricted investments with maturities at dates of purchase of three months or less are considered cash equivalents.

Financial Instruments

Fair values of financial instruments approximate their carrying values in the financial statements, except for mortgages payable and convertible subordinated debentures for which fair value information is presented in Notes C and I, respectively. The fair values of this debt at December 31, 2001 and 2000, were determined based on quoted market prices for publicly traded debt and discounted estimated future payments to be made for other debt. The discount rates used approximate the rates currently offered for borrowings with similar remaining maturities.

B. Operating Properties

Operating properties consist of the following:

	December 31,	
	2001	2000
Land	**$ 87,399,838**	78,837,971
Land improvements	**32,473,159**	31,993,409
Buildings	**268,101,954**	241,556,479
Improvements for tenants	**16,204,784**	15,988,843
Development costs on completed projects	**12,998,167**	9,476,127
Furnitures, fixtures and equipment	**3,887,959**	3,591,548
Deferred leasing costs	**20,247,727**	18,874,866
	441,313,588	400,319,243
Less accumulated depreciation and amortization	**81,465,520**	70,435,693
	$ 359,848,068	329,883,550

C. Properties and Related Accumulated Depreciation and Amortization and Debt

A summary of the Company's properties and related mortgages payable is as follows at December 31, 2001:

Classification	Mortgages Payable	Initial Cost	Cost of Subsequent Improvements	Total Cost	Accumulated Depreciation and Amortization	Net Cost
Shopping centers	$ 167,717,332	323,475,401	100,103,785	423,579,186	74,732,480	348,846,706
Bowling centers	—	2,200,106	71,706	2,271,812	1,328,764	943,048
Office buildings	2,552,745	9,439,113	1,452,444	10,891,557	3,369,382	7,522,175
Other rental properties	—	2,040,071	1,117,876	3,157,947	1,107,690	2,050,257
Other property	—	681,313	731,773	1,413,086	927,204	485,882
Operating properties	170,270,077	337,836,004	103,477,584	441,313,588	81,465,520	359,848,068
Properties in development	—	16,010,962	—	16,010,962	—	16,010,962
Property held for development or sale	—	3,288,171	—	3,288,171	—	3,288,171
	$ 170,270,077	357,135,137	103,477,584	460,612,721	81,465,520	379,147,201

Mortgages payable at December 31, 2001 bear interest at a weighted average effective rate of 8.11% and mature in installments through 2030. Aggregate annual principal payments applicable to mortgages payable are as follows at December 31, 2001:

2002	$ 10,147,979
2003	31,546,186
2004	2,799,794
2005	3,019,142
2006	21,942,650
Thereafter	100,814,326
Total	$170,270,077

At December 31, 2001 and 2000, the estimated fair values of mortgages payable were $178,546,000 and $160,046,000, respectively.

Construction loans payable consist of the following:

	December 31, 2001	2000
$9,000,000 loan payable in monthly installments, maturing in June 2004 and bearing interest at 7%	**$ 8,888,921**	9,000,000
$11,000,000 loan maturing September 2002 bearing interest at a variable rate based on LIBOR (3.58% at December 31, 2001)	**11,000,000**	5,071,364
$11,000,000 *loan repaid prior to maturity in November 2001*	—	6,187,584
$9,490,000 loan maturing January 2004 bearing interest at a variable rate based on LIBOR (3.43% at December 31, 2001)	**4,498,368**	—
	$ 24,387,289	20,258,948

The loan maturing September 2002 was repaid in January 2002.

The loan maturing January 2004 provides for conversion to a fixed rate at the option of the Company after satisfying certain construction and operating conditions. The Company also has the option to extend the maturity date until January 2007.

D. Properties in Development

Properties in development consist of the following:

	December 31, 2001	2000
Land	**$ 538,528**	7,641,434
Construction in progress	**14,590,040**	21,209,796
Preconstruction costs	**882,394**	739,383
	$ 16,010,962	29,590,613

Costs of completed development projects are transferred to operating property costs when the project is completed, at which time depreciation and amortization commences. Construction period interest cost capitalized during 2001, 2000 and 1999 was approximately $940,000, $1,142,000 and $242,000, respectively.

E. Notes and Accounts Receivable

The Company performs credit evaluations of prospective new tenants and requires security deposits where appropriate. Tenants' compliance with the terms of the leases is monitored closely and the allowance for doubtful accounts is established based on management's analysis of the risk of loss on specific tenants, historical trends, and other relevant information. Management believes adequate provision has been made for the Company's credit risk for all receivables.

F. Deferred Financing Costs

Deferred financing costs consist of the following:

	December 31, 2001	2000
Costs related to subordinated debentures	**$ 235,960**	667,604
Costs related to line of credit	**1,051,571**	820,633
Costs related to operating properties' debt	**3,449,881**	3,017,103
	4,737,412	4,505,340
Less accumulated amortization	**2,498,238**	2,277,409
	$ 2,239,174	2,227,931

G. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2001	2000
Trade accounts payable	**$ 7,640,278**	4,758,638
Retainage on construction in progress	**423,400**	1,212,080
Accrued interest on subordinated debentures	**106,394**	290,805
Other accrued expenses	**1,099,267**	1,071,379
	$ 9,269,339	7,332,902

H. Notes Payable

Notes payable consist of line of credit borrowings of $42,500,000 and $37,000,000 at December 31, 2001 and 2000, respectively. The Company has an agreement with its primary bank that provides for a $75,000,000 unsecured line of credit. The loan maturity date is April 2003. The agreement contains covenants which provide for the maintenance of specified debt service coverage ratios, minimum levels of net worth, negative pledges concerning certain secured financings, and other requirements, among which is the requirement that the Company maintains its status as a REIT. The line bears interest at the prime rate (4.75% at December 31, 2001). However, the Company has the option to fix the rate at LIBOR plus 1.25% for fixed periods from one to nine months. A stand-by fee is required by the bank for any unused portion of the line. At December 31, 2001, the unused line of credit available to the Company, subject to compliance with all terms and conditions of the agreement and net of outstanding letters of credit of $1,922,831, was $30,577,169. The maximum level of borrowings under the line of credit was $51,000,000, $54,000,000 and $28,500,000 in 2001, 2000 and 1999, respectively. The average amounts of borrowings were approximately $43,252,000, $39,549,000 and $23,937,000, in 2001, 2000 and 1999, respectively, with weighted average interest rates approximating 5.9%, 8.0% and 6.8%.

I. Convertible Subordinated Debentures

Effective September 11, 1993, the Company issued $60,000,000 of convertible subordinated debentures at 7.625% scheduled to mature in September 2003. Interest on the debentures is paid semi-annually on March 15 and September 15. The debentures are convertible, unless previously redeemed, at any time prior to maturity into common shares of beneficial interest of the Company at $10.50 per share, subject to certain adjustments. In 2001, $8,292,000 in debentures were converted to 789,709 common shares of beneficial interest. In 2000, $170,000 in debentures were converted to 16,189 common shares of beneficial interest. In 1999, $685,000 in debentures were converted to 65,235 common shares of beneficial interest. The balance of the debentures, at December 31, 2001, of $4,784,000, if fully converted, would produce an additional 455,619 shares. The debentures are redeemable by the Company at any time at 100% of the principal amount thereof, together with accrued interest. The debentures are subordinate to all mortgages payable. At December 31, 2001 and 2000, the estimated fair values of convertible subordinated debentures were $7,085,000 and $15,177,000, respectively.

J. Income Taxes

As discussed in Note A, the Company plans to maintain its status as a REIT and be taxed under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Accordingly, no provision has been made for Federal income taxes. At December 31, 2001, the income tax bases of the Company's assets and liabilities were approximately $309,000,000 and $251,000,000, respectively.

The net operating losses carried forward from December 31, 2001 for Federal income tax purposes aggregate approximately $12,000,000 and will begin to expire in 2006.

In connection with its election to be taxed as a REIT, the Company has elected to be subject to the "built-in gain" rules. Under these rules, taxes may be payable at the time and to the extent that the net unrealized gains on the Company's assets at the date of conversion to REIT status are recognized in taxable dispositions of such assets in the ten-year period following conversion. This ten year period expires September 2003. The remaining net unrealized gains were approximately $90,500,000 at December 31, 2001. Management believes that the Company will not be required to make payments of taxes on built-in gains throughout the ten-year period due to the availability of the net operating loss carryforward to offset built-in gains which might be recognized and the potential for the Company to make nontaxable dispositions, if necessary. Accordingly, at December 31, 2001, no deferred tax liability for built-in gains has been recognized. It may be necessary to recognize a liability for such taxes in the future if management's plans and intentions with respect to asset dispositions or the related tax laws change.

Following is a reconciliation of the Company's net earnings to REIT taxable income:

	Years ended December 31,		
	2001	2000	1999
Net earnings	**$ 14,359,029**	12,810,897	12,751,158
Book/tax difference on depreciation/amortization	**(667,518)**	302,399	297,416
Net prepaid rental income	**831,791**	170,557	125,197
Book/tax difference on vested portion of restricted stock	**(504,637)**	(381,847)	(126,465)
Other differences, net	**455,469**	144,749	(323,610)
Taxable income before deduction for dividends paid	**14,474,134**	13,046,755	12,723,696
Dividends paid deduction	**(16,641,562)**	(15,075,196)	(15,005,937)
REIT taxable income (loss)	**$ (2,167,428)**	(2,028,441)	(2,282,241)

K. Shareholders' Equity

Preferred Shares

At its inception on September 11, 1993, MART authorized 2,000,000 preferred shares of beneficial interest at a par value of $.01 per share. At December 31, 2001, none of these shares were issued and outstanding.

Share-Based Compensation Plans

The Company has established a 1993 Omnibus share plan and a 1995 share option plan ("Plans") under which trustees, officers and employees may be granted awards of share options, share appreciation rights, performance shares and/or restricted shares. The purposes of the Plans are to provide equity-based incentive compensation based on long-term appreciation in value of MART's shares and to promote the interests of the Company and its shareholders by encouraging greater management ownership of the Company's shares.

Share options granted generally vest over a three-year period, subject to certain conditions, typically have an exercise price equal to the market price at the grant date and have a maximum term of ten years. The Company has not granted any share appreciation rights or performance shares.

Changes in options outstanding under the Plans are summarized as follows:

Years ended December 31,

	2001		2000		1999	
	Options	**Weighted average exercise price**	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	**845,335**	**$ 11.03**	529,600	$11.66	554,533	$ 11.61
Options granted	**5,300**	**12.64**	406,233	10.12	—	—
Options exercised	**(281,931)**	**10.17**	(55,165)	10.09	—	—
Options canceled	**(3,000)**	**10.00**	(35,333)	11.47	(24,933)	10.58
Balance at end of year	**565,704**	**$ 11.47**	845,335	$11.03	529,600	$ 11.66
Options exercisable	**409,533**	**$ 11.90**	567,302	$11.45	529,600	$ 11.66

Information about options outstanding at December 31, 2001 is summarized as follows:

Exercise price per share	Options outstanding	Remaining life (years)	Options Exercisable
$ 10.50	94,000	2.1	94,000
8.94	10,000	3.8	10,000
9.75	10,000	3.8	10,000
13.38	219,700	5.9	219,700
10.00	197,504	8.3	74,867
11.50	30,000	8.8	—
11.90	1,000	9.3	—
13.00	2,000	9.5	666
12.85	1,500	9.7	300
	565,704		409,533

The per share weighted-average fair values of options granted during 2001 and 2000 were $0.97 and $1.52, respectively. These fair values were estimated on the dates of each grant using the Black-Scholes option-pricing model with the following assumptions:

Years ended December 31,

	2001	2000
Risk-free interest rate	4.20%	5.04%
Dividend yield	9.29%	9.40%
Volatility factor	22.36%	21.64%
Life (years)	3.27	3.00

The option prices were equal to the market prices at the date of grant for all of the options granted in 2001 and 2000, accordingly, no compensation cost was recognized for these options in the financial statements. If the Company had applied a fair value-based method to recognize compensation cost for all stock options issued after 1994, net earnings and net earnings per common share would have been reduced as indicated below:

Years ended December 31,

	2001	2000	1999
Net earnings:			
As reported	**$14,359,029**	12,810,897	12,751,158
Pro forma	**14,151,632**	12,605,072	12,687,065
Net earnings per common share:			
Basic			
As reported	**0.99**	0.93	0.89
Pro forma	**0.99**	0.91	0.88
Diluted			
As reported	**0.97**	0.92	0.88
Pro forma	**0.96**	0.90	0.88

Restricted Share Plan

In 1997, the Executive Compensation Committee recommended, and the Board of Trustees approved, a Restricted Share Plan. The Executive Compensation Committee believes that the grant of restricted share awards provides a long-term incentive to persons who contribute to the growth of MART and establishes a direct link between compensation and shareholder return.

In 1997, 400,000 restricted shares were made available for the plan. Awards granted in 2001, 2000 and 1999 aggregated 8,741, 35,124 and 15,000 shares, respectively, with a weighted-average market value of $13.74, $11.18 and $10.38 per share, respectively. Shares awarded are subject to forfeiture restrictions which lapse at defined annual rates to 2010, subject to the recipients' continued employment with the Company. The Company recognizes the amortization of the fair value of the shares awarded as compensation costs over the terms of the awards.

Share Repurchase Plan

At December 31, 2001, the Company was authorized to repurchase up to 1,547,982 common shares of beneficial interest (from a total authorization of 3,000,000 common shares of beneficial interest) pursuant to its share repurchase plan. During 2001, the Company did not purchase shares. In 2000 and 1999, the Company purchased 283,800 and 569,200 shares, respectively, at an average per share cost of $9.43 and $10.21, respectively. The excess of the purchase price over the par value of shares repurchased is applied to reduce additional paid-in capital.

L. Commitments

The Company leases the land relating to certain of its properties under operating leases expiring at various dates to 2052, subject to renewal options in most cases. Minimum rental commitments under leases in effect as of December 31, 2001 are as follows:

2002	$ 657,000
2003	657,000
2004	657,000
2005	657,000
2006	657,000
Thereafter	22,266,000
Total	$ 25,551,000

Certain of the leases contain purchase options and are subject to CPI increases. All of the leases require the Company to pay real estate taxes. Total annual minimum lease payments amounted to $657,000 in 2001, $651,000 in 2000 and $702,000 in 1999.

M. Leases

The Company's shopping centers and other commercial properties are generally leased to tenants on a long-term basis. All leases are classified as operating leases. Future minimum lease payments receivable under noncancelable operating leases in effect as of December 31, 2001 are as follows:

2002	$ 50,906,000
2003	48,323,000
2004	43,823,000
2005	39,357,000
2006	33,829,000
Thereafter	249,767,000
Total	$466,005,000

The minimum future lease payments do not include contingent rentals which may be paid under certain leases on the basis of a percentage of sales in excess of stipulated amounts. Contingent rentals amounted to $1,640,000 in 2001, $1,589,000 in 2000 and $1,381,000 in 1999. On a prospective basis, no more than 4.4% of annual rental revenue is derived from any one tenant, except Royal Ahold. Royal Ahold minimum lease payments represent approximately 13% for the years 2002 through 2006 and 28% thereafter of the total minimum lease payments above. The percentage of total minimum lease payments in the years beyond 2006 is higher than in the prior years due to the fact that Royal Ahold leases have long initial lease terms compared with other major tenants which generally use renewal option terms. Renewal option minimum lease payments are not included in the totals above.

N. Segment Information

The Company's only reportable segment is Shopping Centers. This segment includes the operation and management of shopping center properties, and revenues are derived primarily from rents and services to tenants. These properties are managed separately from the other property types owned by the Company because they require different operating strategies and management expertise.

The accounting policies of the segments are the same as those of the Company described in Note A. Segment operating results are measured and assessed based on a performance measure known as Funds from Operations ("FFO"). FFO is defined as net earnings (computed in accordance with accounting principles generally accepted in the United States of America), excluding cumulative effects of changes in accounting principles, extraordinary items and gains or losses on sales of properties, plus depreciation and amortization, and after adjustments to record unconsolidated partnerships and joint ventures on the same basis. FFO is not a measure of operating results or cash flows from operating activities as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

Operating results for the segments are summarized as follows:

Years ended December 31,

	2001			*2000*			*1999*		
	Shopping Centers	**All Other**	**Total**	*Shopping Centers*	*All Other*	*Total*	*Shopping Centers*	*All Other*	*Total*
Revenues	**$60,264,215**	**2,192,160**	**62,456,375**	55,538,377	2,046,746	57,585,123	51,235,338	2,111,135	53,346,473
Expenses, exclusive of depreciation and amortization of property and improvements	**32,287,821**	**859,452**	**33,147,273**	30,203,756	843,981	31,047,737	26,958,271	889,397	27,847,668
Minority interest	**3,799,956**	**51,405**	**3,851,361**	3,581,356	8,346	3,589,702	3,318,389	3,665	3,322,054
FFO	**$24,176,438**	**1,281,303**	**25,457,741**	21,753,265	1,194,419	22,947,684	20,958,678	1,218,073	22,176,751

N. Segment Information *(Continued)*

A reconciliation of FFO to earnings from operations in the financial statements is summarized as follows:

	Years ended December 31, 2001	2000	1999
FFO	**$ 25,457,741**	22,947,684	22,176,751
Depreciation and amortization of property and improvements	**11,118,924**	10,392,055	9,557,204
Earnings from operations	**$ 14,338,817**	12,555,629	12,619,547

Substantially all assets of the Company, with the exception of properties held for development or sale and cash and cash equivalents, are allocable to the Shopping Center segment. Additions to long-lived assets of the segments are summarized as follows:

	Years ended December 31, 2001	2000	1999
Shopping Centers:			
Acquisitions	**$ 10,849,901**	16,786,510	10,602,882
Development	**13,438,600**	33,462,826	6,491,855
Improvements for tenants and other	**3,339,186**	1,807,478	2,614,639
	27,627,687	52,056,814	19,709,376
All others	**24,642**	113,091	113,910
Total	**$ 27,652,329**	52,169,905	19,823,286

O. Other Revenues

Other revenues consists of the following:

	Years ended December 31, 2001	2000	1999
Interest and dividends	**$ 125,217**	162,988	115,320
Miscellaneous	**348,445**	268,761	480,546
	$ 473,662	431,749	595,866

P. Gain on Properties

Gain on properties consists of the following:

	Years ended December 31, 2001	2000	1999
Gain on sales of operating properties	**$ —**	—	131,611
Gain on sales of properties held for development or sale, net	**20,212**	—	—
	$ 20,212	—	131,611

The gain on sales of properties held for development or sale for 2001 is due to the sale of land. The gain on sales of operating properties for 1999 is due primarily to the final resolution of contingencies in the sale agreements relating to properties sold in 1997.

Q. Earnings Per Share

The following table sets forth information relating to the computation of basic and diluted earnings per share:

	Years ended December 31,		
	2001	2000	1999
Numerator:			
Earnings before extraordinary gain	**$ 14,359,029**	12,555,629	12,751,158
Dividends on unvested restricted share awards	**(285,959)**	(288,102)	(294,038)
Numerator for basic earnings per share—earnings available to common shareholders	**14,073,070**	12,267,527	12,457,120
Interest on subordinated debentures	**538,283**	1,072,636	1,111,858
Numerator for diluted earnings per share—earnings available to common shareholders	**$ 14,611,353**	13,340,163	13,568,978
Denominator:(1)			
Denominator for basic earnings per share—weighted average shares outstanding	**14,268,487**	13,538,886	14,021,403
Effect of dilutive securities:			
Debentures	**692,559**	1,257,514	1,306,079
Unvested portion of restricted share awards and share options	**49,264**	9,804	10,170
Denominator for diluted earnings per share—adjusted weighted average shares	**15,010,310**	14,806,204	15,337,652

(1) Effects of potentially dilutive securities are presented only in periods in which they are dilutive. At December 31, 2001, the convertible subordinated debentures, if converted, would produce an additional 455,619 shares and the Units, if exchanged, would produce an additional 3,036,327 shares.

ITEM 9 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10 — TRUSTEES AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information with respect to the identity and business experience of the trustees of MART and their remuneration, in the definitive proxy statement (to be filed pursuant to Regulation 14A) with respect to the election of trustees at the 2002 annual meeting of shareholders, is incorporated herein by reference.

The Executive Officers of MART are as follows:

Name	*Age*	*Position and Business Experience*
LeRoy E. Hoffberger	76	Chairman of the Board of MART since September 1993.
F. Patrick Hughes	54	President and CEO of MART since September 1993.
Paul F. Robinson	48	Executive Vice President of MART since March 1996. Vice President and Secretary/General Counsel of MART since September 1993.
Eugene T. Grady	53	Treasurer of MART since September 1993.
Deborah R. Cheek	42	Controller of MART since October 2001. Assistant Controller of MART from March 2000 to September 2001. Controller of Insurance Buyers' Council, Inc. from March 1987 to February 2000.

Each executive officer is elected for a term expiring at the next regular annual meeting of the Board of Trustees of the Company or until his/her successor is duly elected and qualified.

ITEM 11 — EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the Registrant's Proxy Statement to be filed with respect to the 2002 annual meeting of shareholders.

ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated by reference from the Registrant's Proxy Statement to be filed with respect to the 2002 annual meeting of shareholders.

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference from the Registrant's Proxy Statement to be filed with respect to the 2002 annual meeting of shareholders.

PART IV

ITEM 14 – EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) 1. Financial Statements

The following financial statements of Mid-Atlantic Realty Trust and Subsidiaries are included in Part II Item 8:

- Independent auditor's report
- Consolidated balance sheets as of December 31, 2001 and 2000
- Consolidated statements of operations for the years ended December 31, 2001, 2000 and 1999
- Consolidated statements of shareholders' equity for the years ended December 31, 2001, 2000 and 1999
- Consolidated statements of cash flows for the years ended December 31, 2001, 2000 and 1999
- Notes to consolidated financial statements

ITEM 14 — EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(Continued)

(a) 2. Financial Statement Schedule

Schedule III – Real estate and accumulated depreciation and amortization

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or notes thereto.

(a) 3. Exhibits

Exhibit No.	
3(a)	Declaration of Trust dated June 29, 1993 (incorporated by reference to Exhibit 3(a) to MART's Registration Statement on Form S-11, File No. 33-66386).
3(b)	By-laws (incorporated by reference to Exhibit 3(b) to MART's Registration Statement on Form S-11, File No. 33-66386).
3(c)	Amendment to Declaration of Trust dated August 4, 1998 (incorporated by reference to Exhibit 3(c) to MART's Annual Report on Form 10-K for the year ended December 31, 1998).
4(a)	Specimen certificate for Common Shares of Beneficial Interest (incorporated by reference to Exhibit 4(a) to MART's Registration Statement on Form S-11, File No. 33-66386).
4(b)	Trust Indenture dated September 8, 1993, between MART and Security Trust Company, N.A. (incorporated by reference to Exhibit 4(b) to MART's Registration Statement on Form S-11, File No. 33-66386).
10(a)	Mid-Atlantic Realty Trust 1993 Omnibus Share Plan, as amended through November 14, 1997 (incorporated by reference to Exhibit 10(a) to MART's Annual Report on Form 10-K for the year ended December 31, 1997).
10(b)	Mid-Atlantic Realty Trust 1995 Stock Option Plan (incorporated by reference to MART's Registration Statement on Form S-8, File No. 333-12161).
10(c)	Employment Agreement between BTR Realty, Inc. and F. Patrick Hughes (incorporated by reference to Exhibit 10(b) to MART's Registration Statement on Form S-11, File No. 33-66386).
10(d)	Employment Agreement between Paul F. Robinson (incorporated by reference to Exhibit 10(c) to MART's Registration Statement on Form S-11, File No. 33-66386).
10(e)	Amendment dated December 1, 1995 to Employment Agreement between MART and F. Patrick Hughes and MART and Paul F. Robinson (incorporated by reference to Exhibit 10(e) to MART's Annual Report on Form 10-K for the year ended December 31, 1995).
10(f)	Commitment Letter from First National Bank of Md. for Line of Credit to MART (incorporated by reference to Exhibit 10(d) to MART's Registration Statement on Form S-11, File No.33-66386).
10(f)(1)	Financing Agreement dated April 23, 1999 between MART and the Named Banks (incorporated by reference to Exhibit 10(l) to MART's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).
10(g)	Agreement for Contribution of Interests dated April 1, 1997, among MART and the Contributors named therein (incorporated by reference to Exhibit (c) 1 to Form 8-K filed July 15, 1997).
10(h)	Agreement of Limited Partnership of MART Limited Partnership dated as of June 30, 1997 (incorporated by reference to Exhibit (c) 2 to Form 8-K filed July 15, 1997).
10(i)	Partnership Purchase and Sale Agreement among BTR Gateway, Inc., MART, and Prentiss Properties Acquisition, L.P. (incorporated by reference to Exhibit (b) 1 to Form 8-K filed September 30, 1997).
10(j)	Mid-Atlantic Realty Trust Restricted Share Plan, adopted on November 14, 1997 (incorporated by reference to Exhibit 10(j) to MART's Annual Report on Form 10-K for the year ended December 31, 1997).
10(k)	Mid-Atlantic Realty Trust Non-Employee Trustee Deferred Compensation Plan, adopted on November 14, 1997 (incorporated by reference to Exhibit 10(k) to MART's Annual Report on Form 10-K for the year ended December 31, 1997).
10(l)	Financing agreement dated April 23, 1999 with named banks (incorporated by reference to Exhibit 10.1 to MART's quarterly report on Form 10-Q for the quarter ended March 31, 1999).
12	Computation of Ratio of Earnings to Fixed Charges.*
21	Subsidiaries of the Registrant.*
23	Consent of KPMG LLP.*
99.1	Real Estate Investment Risks.

**Filed herewith*

(b) Reports on Form 8-K

Form 8-K filed March 5, 2002 reporting selected financial information under Items 5 and 7.

MID-ATLANTIC REALTY TRUST AND SUBSIDIARIES

Schedule III — Real Estate and Accumulated Depreciation

December 31, 2001

		Initial cost to Company		Cost capitalized subsequent to acquisition		
					Carrying Costs	
Description	Mortgages Payable	Land	Buildings and Improvements	Improvements	Land	Improvements
Shopping Centers						
Arundel Plaza	$ 11,481,761	1,695,566	530,951	6,262,612	1,843,683	—
Brandywine Commons	—	—	12,164,821	69,421	—	—
Burke Town Plaza	—	—	2,936,134	4,403,259	—	—
Club Centre	5,106,543	2,029,919	3,600,663	111,330	—	—
Colonie Plaza	—	1,137,567	7,755,095	817,762	—	—
Columbia Plaza	—	999,739	6,887,711	4,030,126	203,353	—
Del Alba	6,972,825	2,270,000	7,882,217	36,690	—	—
Enchanted Forest	10,998,173	3,873,246	15,314,736	420,060	—	—
Fullerton Plaza	—	2,704,763	5,707,164	20,953	—	—
Glen Burnie Village	—	3,081,554	4,598,794	1,099,301	—	—
Harford Mall	18,534,076	599,031	8,457,331	29,429,082	(12,954)	—
Ingleside	12,445,970	3,023,230	11,817,212	173,278	—	—
Little Glen	—	—	—	104,574	—	—
Lutherville Station	—	—	4,031,809	14,466,727	—	—
Milford Commons	—	673,306	3,789,682	42,293	—	—
New Town Village	12,245,502	4,381,666	9,547,434	220,900	—	—
North East	—	—	—	5,950,311	2,687,905	—
Patriots Plaza	—	—	1,709,846	690,471	—	—
Perry Hall Square	5,697,406	3,538,824	6,604,216	886,486	—	—
Pottstown Plaza	—	3,600,000	7,249,901	—	—	—
Radcliffe Center	—	11,205,665	5,663,480	106,661	—	—
Rolling Road Plaza	—	338,791	1,632,268	2,289,020	—	(837,931)
Rosedale Plaza	—	1,024,712	3,217,926	5,339,708	—	—
Saucon Valley Square	8,311,388	—	4,560,182	1,763,343	4,292,700	—
Security Square	11,992,945	1,477,199	10,335,676	—	—	—
Shawan Plaza	13,251,478	2,055,695	13,930,839	245,351	—	—
Shoppes at Easton	7,203,139	2,600,000	10,379,069	69,876	—	—
Skyline Village	4,345,741	555,295	6,240,003	1,158,717	—	—
Smoketown Plaza	—	516,312	10,095,077	800,742	—	—
Spotsylvania Crossing	—	1,544,314	6,600,616	441,551	—	—
Stonehedge Square	5,459,259	1,151,500	7,202,742	26,649	—	—
Sudley Towne Plaza	—	789,881	3,736,837	538,297	—	—
Timonium Crossing	5,452,337	4,276,779	4,792,548	262,389	—	—
Timonium Shopping Center	10,751,755	6,252,248	12,090,955	1,125,246	—	—
Waverly Woods	—	3,484,670	7,998,007	—	—	—
Wayne Heights	—	1,546,720	3,837,159	179,482	—	—
Wayne Plaza	8,919,145	1,650,300	9,230,960	909,849	—	—
Wilkens Beltway Plaza	397,158	—	3,601,891	4,082,216	475,481	—
York Road Plaza	8,150,731	1,562,382	2,102,575	2,876,815	—	—
	167,717,332	**75,640,874**	**247,834,527**	**91,451,548**	**9,490,168**	**(837,931)**
Office Buildings						
Orchard Square	2,552,745	1,160,666	2,959,390	210,493	—	—
Patriots Office	—	—	1,522,943	315,221	—	—
Wilkens Office I	—	—	1,383,102	396,567	—	—
Wilkens Office II	—	—	1,644,370	301,457	—	—
Wilkens Office III	—	—	768,642	228,706	—	—
	2,552,745	**1,160,666**	**8,278,447**	**1,452,444**	**—**	**—**
Bowling Centers						
Clinton	—	—	457,764	63,297	—	—
Freestate	—	180,025	740,082	2,719	—	—
Waldorf	—	243,139	579,096	5,690	—	—
	—	**423,164**	**1,776,942**	**71,706**	**—**	**—**
Other Rental Properties						
Harford Business Center	—	395,536	1,190,692	149,373	235,022	—
Southwest	—	—	283,039	674,511	45,149	—
Waldorf Firestone	—	9,261	161,543	13,821	—	—
	—	**404,797**	**1,635,274**	**837,705**	**280,171**	**—**
Properties In Development	—	—	16,010,962	—	—	—
Properties Held For Development or Sale	—	3,288,171	—	—	—	—
Other Property	—	—	681,313	731,773	—	—
	$ 170,270,077	**80,917,672**	**276,217,465**	**94,545,176**	**9,770,339**	**(837,931)**

MID-ATLANTIC REALTY TRUST AND SUBSIDIARIES

Schedule III — Real Estate and Accumulated Depreciation *(Continued)*

December 31, 2001

Description	*Amount at which carried at close of period*						*Life on which depreciation on latest income statement is computed*
	Land	*Buildings and improvements*	*Total*	*Accumulated depreciation*	*Date of construction*	*Date acquired*	
Shopping Centers							
Arundel Plaza	$ 3,539,249	6,793,563	10,332,812	776,846		12/97	5-50 yrs.
Brandywine Commons	—	12,234,242	12,234,242	2,564,440		11/95	5-50 yrs.
Burke Town Plaza	—	7,339,393	7,339,393	2,483,894	7/79-7/82		5-50 yrs.
Club Centre	2,029,919	3,711,993	5,741,912	998,743		7/97	5-50 yrs.
Colonie Plaza	1,137,567	8,572,857	9,710,424	3,230,420	12/87		5-50 yrs.
Columbia Plaza	1,203,092	10,917,837	12,120,929	3,371,294	6/88		5-50 yrs.
Del Alba	2,270,000	7,918,907	10,188,907	536,972		9/98	5-50 yrs.
Enchanted Forest	3,873,246	15,734,796	19,608,042	2,499,491		7/97	5-50 yrs.
Fullerton Plaza	2,704,763	5,728,117	8,432,880	201,448		3/00	5-50 yrs.
Glen Burnie Village	3,081,554	5,698,095	8,779,649	809,565		7/97	5-50 yrs.
Harford Mall	586,077	37,886,413	38,472,490	16,126,020	12/73		5-50 yrs.
Ingleside	3,023,230	11,990,490	15,013,720	1,392,335		7/97	5-50 yrs.
Little Glen	—	104,574	104,574	68,040		7/97	5-50 yrs.
Lutherville Station	—	18,498,536	18,498,536	2,056,876		10/93	5-50 yrs.
Milford Commons	673,306	3,831,975	4,505,281	330,860		12/97	5-50 yrs.
New Town Village	4,381,666	9,768,334	14,150,000	1,383,580	12/95		5-50 yrs.
North East	2,687,905	5,950,311	8,638,216	525,424	2/96-		5-50 yrs.
Patriots Plaza	—	2,400,317	2,400,317	1,187,619	6/84		5-50 yrs.
Perry Hall Square	3,538,824	7,490,702	11,029,526	2,828,519		7/97	5-50 yrs.
Pottstown Plaza	3,600,000	7,249,901	10,849,901	47,838		10/01	5-50 yrs.
Radcliffe Center	11,205,665	5,770,141	16,975,806	2,194,928		7/97	5-50 yrs.
Rolling Road Plaza	338,791	3,083,357	3,422,148	1,563,049	6/73		5-50 yrs.
Rosedale Plaza	1,024,712	8,557,634	9,582,346	1,566,436		10/89	5-50 yrs.
Saucon Valley Square	4,292,700	6,323,525	10,616,225	328,322		3/99	5-50 yrs.
Security Square	1,477,199	10,335,676	11,812,875	239,460	5/00		5-50 yrs.
Shawan Plaza	2,055,695	14,176,190	16,231,885	3,043,324		7/97	5-50 yrs.
Shoppes at Easton	2,600,000	10,448,945	13,048,945	1,680,107		9/94	5-50 yrs.
Skyline Village	555,295	7,398,720	7,954,015	2,804,689	5/88		5-50 yrs.
Smoketown Plaza	516,312	10,895,819	11,412,131	4,120,764	4/87		5-50 yrs.
Spotsylvania Crossing	1,544,314	7,042,167	8,586,481	2,711,602	5/87		5-50 yrs.
Stonehedge Square	1,151,500	7,229,391	8,380,891	259,150		3/00	5-50 yrs.
Sudley Towne Plaza	789,881	4,275,134	5,065,015	1,837,050	7/84		5-50 yrs.
Timonium Crossing	4,276,779	5,054,937	9,331,716	923,684		7/97	5-50 yrs.
Timonium Shopping Center	6,252,248	13,216,201	19,468,449	1,814,643		7/97	5-50 yrs.
Waverly Woods	3,484,670	7,998,007	11,482,677	192,227	4/00		5-50 yrs.
Wayne Heights	1,546,720	4,016,641	5,563,361	353,557		1/98	5-50 yrs.
Wayne Plaza	1,650,300	10,140,809	11,791,109	846,651		2/98	5-50 yrs.
Wilkens Beltway Plaza	475,481	7,684,107	8,159,588	2,330,714	5/81		5-50 yrs.
York Road Plaza	1,562,382	4,979,390	6,541,772	2,501,899		11/85	5-50 yrs.
	85,131,042	**338,448,144**	**423,579,186**	**74,732,480**			
Office Buildings							
Orchard Square	1,160,666	3,169,883	4,330,549	671,203		7/97	5-50 yrs.
Patriots Office	—	1,838,164	1,838,164	774,080	8/85		5-50 yrs.
Wilkens Office I	—	1,779,669	1,779,669	818,878	1/85		5-50 yrs.
Wilkens Office II	—	1,945,827	1,945,827	766,421	1/87		5-50 yrs.
Wilkens Office III	—	997,348	997,348	338,800	1/91		5-50 yrs.
	1,160,666	**9,730,891**	**10,891,557**	**3,369,382**			
Bowling Centers							
Clinton	—	521,061	521,061	333,866	8/71		5-50 yrs.
Freestate	180,025	742,801	922,826	706,698	3/78		5-50 yrs.
Waldorf	243,139	584,786	827,925	288,200	3/79		5-50 yrs.
	423,164	**1,848,648**	**2,271,812**	**1,328,764**			
Other Rental Properties							
Harford Business Center	630,558	1,340,065	1,970,623	428,039	4/90		5-50 yrs.
Southwest	45,149	957,550	1,002,699	597,889	4/68		5-50 yrs.
Waldorf Firestone	9,261	175,364	184,625	81,762	9/78		5-50 yrs.
	684,968	**2,472,979**	**3,157,947**	**1,107,690**			
Properties In Development	—	16,010,962	16,010,962	—	Various		
Properties Held For Development or Sale	3,288,171	—	3,288,171	—			
Other Property	—	1,413,086	1,413,086	927,204		9/82-12/98	3-10 yrs.
	$ 90,688,011	**369,924,710**	**460,612,721**	**81,465,520**			

Schedule III — Real Estate and Accumulated Depreciation *(Continued)*

(1) The changes in total cost of properties are as follows:

	Year ended December 31,		
	2001	2000	1999
Balance beginning of year	**$ 433,497,466**	381,716,196	361,892,910
Additions during year:			
Acquisitions	**10,849,901**	16,786,510	10,602,882
Improvements	**3,363,828**	1,920,569	2,728,549
Development operations	**13,438,600**	33,462,826	6,491,855
	27,652,329	52,169,905	19,823,286
Deductions during year:			
Cost of real estate sold	**(299,439)**	—	—
Retirements and disposals	**(237,635)**	(388,635)	—
	(537,074)	(388,635)	—
Balance end of year	**$ 460,612,721**	433,497,466	381,716,196

(2) The changes in accumulated depreciation are as follows:

	Year ended December 31,		
	2001	2000	1999
Balance beginning of year	**$ (70,435,693)**	(60,097,298)	(50,540,094)
Depreciation and amortization	**(11,118,924)**	(10,392,055)	(9,557,204)
Retirements, disposals and sales	**89,097**	53,660	—
Balance end of year	**$ (81,465,520)**	(70,435,693)	(60,097,298)

(3) The aggregate cost of properties for Federal income tax purposes is approximately $422,000,000 at December 31, 2001.

(4) See Item 2 for geographic location of properties.

(5) Freestate includes one bowling center in Illinois.

EXHIBIT 21. PARENT AND SUBSIDIARIES OF REGISTRANT

The subsidiaries of MART are listed below. All are engaged in the ownership and/or development of commercial real estate in the United States. All are included in the consolidated financial statements filed as part of this Annual Report.

Name	State of Incorporation or Formation	Interest
Corporations:		
Arundel Plaza Associates, Inc.	Maryland	100%
Brandywine Commons, Inc.	Maryland	100%
BTR Arkor, Inc.	Maryland	100%
BTR Atlanta Daycare, Inc.	Maryland	100%
BTR Business Center, Inc.	Maryland	100%
BTR East Greenbush, Inc.	Maryland	100%
BTR Free State Bowls, Inc.	Maryland	100%
BTR Gateway, Inc.	Maryland	100%
BTR Holdings, Inc.	Maryland	100%
BTR Manassas, Inc.	Maryland	100%
BTR New Ridge, Inc.	Maryland	100%
BTR Northwood Properties, Inc.	Maryland	100%
BTR Odenton Properties, Inc.	Maryland	100%
BTR Salisbury, Inc.	Maryland	100%
BTR Southdale, Inc.	Maryland	100%
BTR Waldorf Development Corporation	Maryland	100%
BTR Waldorf Tire, Inc.	Maryland	100%
Burke Town Plaza, Inc.	Maryland	100%
Clinton Development Co., Inc.	Maryland	100%
Colonie Plaza, Inc.	Maryland	100%
Columbia Plaza, Inc.	Maryland	100%
Commonwealth Plaza, Inc.	Maryland	100%
Concourse Realty Management, Inc.	Maryland	100%
Davis Ford Properties, Inc.	Maryland	100%
Easton Shoppes, Inc.	Maryland	100%
Essanwy, Inc.	Maryland	100%
Fredericksburg Plaza, Inc.	Maryland	100%
Harrisonburg Plaza, Inc.	Maryland	100%
Kingston Crossing, Inc.	Maryland	100%
M&B Services Corp.	Maryland	100%
MART Acquisition, Inc.	Maryland	100%
New Town Village, Inc.	Maryland	100%
North East Station, Inc.	Maryland	100%
Rolling Road Plaza, Inc.	Maryland	100%
Rosedale Partners, Inc.	Maryland	100%
Rosedale Plaza, Inc.	Maryland	100%
Route 642 Properties, Inc.	Maryland	100%
Southwest Development Properties, Inc.	Maryland	100%
Timonium Shopping Center, Inc.	Maryland	100%
Wake Plaza, Inc.	Maryland	100%
Waverly Woods Center, Inc.	Maryland	100%
Wyaness, Inc.	Maryland	100%
Limited Liability Companies:		
Fullerton Plaza, LLC	Maryland	100%
MART Glen Burnie, LLC	Maryland	100%
MART Perry Hall, LLC	Maryland	100%
MART Saucon, LLC	Maryland	100%
Perry Hall Square, LLC	Maryland	100%
Pittsfield Center, LLC	Maryland	100%
Pottstown Plaza, LLC	Maryland	100%
Radcliffe, LLC	Maryland	100%
Ritchie, LLP	Maryland	100%
Round Hollow, LLC	Maryland	100%
Security Center, LLC	Maryland	100%
Shrewsbury Center, LLC	Maryland	100%
Stonehedge Center, LLC	Maryland	100%
Stonehenge, LLC	Maryland	100%
Talton, LLC	Maryland	100%
Timonium Shopping Center Associates, LLC	Maryland	100%
Yorkway Associates, LLC	Maryland	100%

The following are partnerships in which Mid-Atlantic Realty Trust has partnership interests:

Name	State of Formation	Interest
Kensington Associates	Maryland	93%
Mart Limited Partnership	Maryland	82%
Northwood Limited Partnership	Maryland	67%
Rosedale Plaza Limited Partnership	Maryland	100%
Saucon Valley Square, LP	Maryland	100%
Scotia Crossing Associates	Maryland	89%
Southdale Limited Partnership	Maryland	50%
Wyaness Associates	Maryland	100%

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MID-ATLANTIC REALTY TRUST

Date: 3/05/02 /s/ F. Patrick Hughes

F. Patrick Hughes, President and Chief Executive Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated:

Date: 3/05/02 /s/ LeRoy E. Hoffberger

LeRoy E. Hoffberger, Chairman

Date: 3/05/02 /s/ F. Patrick Hughes

F. Patrick Hughes, President and Chief Executive Officer, Trustee

Date: 3/05/02 /s/ Eugene T. Grady

Eugene T. Grady, Treasurer

Date: 3/05/02 /s/ Deborah R. Cheek

Deborah R. Cheek, Controller

Date: 3/05/02 /s/ David F. Benson

David F. Benson, Trustee

Date: 3/05/02 /s/ Marc P. Blum

Marc P. Blum, Trustee

Date: 3/05/02 /s/ Robert A. Frank

Robert A. Frank, Trustee

Date: 3/05/02 /s/ M. Ronald Lipman

M. Ronald Lipman, Trustee

Date: 3/05/02 /s/ Daniel S. Stone

Daniel S. Stone, Trustee

CORPORATE DIRECTORY

BOARD OF TRUSTEES

LeRoy E. Hoffberger
Chairman

David F. Benson
Financial Consultant

Marc P. Blum
Chief Executive Officer,
World Total Return Fund L.P.

Robert A. Frank, CFA
President, Intellectual Capital Markets, Inc.

F. Patrick Hughes

M. Ronald Lipman, CRE, MAI
Partner, Lipman, Frizzell
and Mitchell, LLC

Daniel S. Stone
President, Stone & Associates, Inc.

OFFICERS

LeRoy E. Hoffberger
Chairman of the Board

F. Patrick Hughes
President and Chief Executive Officer

Paul F. Robinson
Executive Vice President,
Secretary and General Counsel

Deborah R. Cheek
Controller

Eugene T. Grady
Treasurer

Bruce H. Preston, CLS
Vice President — Acquisitions
& Development

Michael C. Trenery
Vice President — Acquisitions
& Development

Wilbur "Tom" Simmons
Vice President — Acquisitions
& Development

M. J. Brooke Webster, CLS, SCSM
Vice President — Management

Scott D. Sellman
Vice President — Leasing

HOME OFFICE

170 West Ridgely Road, Suite 300
Lutherville, Maryland 21093
(410) 684-2000

INTERNET

www.martreit.com
Information about the Company, SEC filings and MART owned properties.

COUNSEL

Gordon, Feinblatt, Rothman
Hoffberger & Hollander, LLC

AUDITORS

KPMG LLP

TRANSFER AGENTS

Debentures
The Bank Of New York
Corporate Trust Division
101 Barclay Street
New York, N.Y. 10286

Common Shares
Continental Stock Transfer
& Trust Co.
17 Battery Place, 8th Floor
New York, New York 10004

ANNUAL MEETING

The Annual Meeting is scheduled for 11:00 a.m. on Friday, May 10, 2002 at Johns Hopkins University School of Professional Studies, 10 N. Charles Street Baltimore, Maryland 21201

DIVIDEND REINVESTMENT PLAN

The Trust has a dividend reinvestment and share purchase plan which provides shareholders with a convenient means of reinvesting dividends and increasing their holdings without incurring brokerage fees. For information about the plan, shareholders should contact the transfer agent for the common shares above.

GERMAN TAX REPRESENTATIVE

Reprasentantengesellschaft fur
Auslandsfonds
Leopoldstrasse 236
D-80807 Munchen, Germany

MART TRADING SYMBOL

New York Stock Exchange
Symbol: MRR

Member of National Association of Real Estate Investment Trusts, Inc. (NAREIT)

MART

MID-ATLANTIC REALTY TRUST

Mid-Atlantic Realty Trust
170 West Ridgely Road, Suite 300
Lutherville, Maryland 21093
(410) 684-2000
www.martreit.com